SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the nine-month period ended on March 31, 2009 and on March 31, 2008 filed by the Company with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Consolidated Financial Statements

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

ALTO PALERMO S.A. (APSA)

Moreno 877 22º Floor - Autonomous City of Buenos Aires

Unaudited Financial Statements for the nine-month period

ended March 31, 2009

Fiscal year No.119 beginning July 1, 2008

Expressed in thousands of Argentine Pesos

(See Note 1 to the Unaudited Financial Statements)

Principal activity:	Real estate investment and development

Dates of registration with the Public Registry of Commerce:

- Of the By-laws:	August 29, 1889

- Of last amendment:	January 16, 2008

Registration number with the Superintendence of Corporations:	801,047

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108 - 1° floor - Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	63.34%

Type of stock	CAPITAL COMPOSITION (Note 4 to the unaudited financial statements)
	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock, 1 vote each	782,064,214	78,206	78,206

Alejandro G. Elsztain
Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of March 31, 2009 and June 30, 2008

(Expressed in thousands of Argentine Pesos)

	03.31.09 (Notes 1 and 3)	06.30.08 (Notes 1 and 3)
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	17,617	71,734
Other investments, net (Note 4.b)	141,468	289,542
Accounts receivable, net (Note 4.c)	212,349	175,847
Other receivables and prepaid expenses, net (Note 4.d)	71,613	53,459
Inventory, net (Note 4.e)	594	652

Total Current Assets	443,641	591,234

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.c)	2,347	10,128
Other receivables and prepaid expenses, net (Note 4.d)	130,608	57,706
Inventory, net (Note 4.e)	11,031	3,387
Fixed assets, net (Note 4.f)	1,505,075	1,312,544
Other investments, net (Note 4.b)	212,983	267,924
Intangible assets, net (Note 4.g)	1,125	1,166

Subtotal Non-Current Assets	1,863,169	1,652,855

Negative goodwill, net (Note 4.h)	(4,644)	(11,995)

Total Non-Current Assets	1,858,525	1,640,860

Total Assets	2,302,166	2,232,094

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 4.i)	146,820	227,341
Short-term debt (Note 4.j)	230,611	105,993
Salaries and social security payable (Note 4.k)	14,135	24,018
Taxes payable (Note 4.l)	105,990	60,979
Customer advances (Note 4.m)	81,420	68,306
Other liabilities (Note 4.n)	5,343	20,536

Total Debts	584,319	507,173

Provisions (Note 4.o)	832	656

Total Current Liabilities	585,151	507,829

NON-CURRENT LIABILITIES
Trade accounts payable (Note 4.i)	315	3,241
Long-term debt (Note 4.j)	700,381	662,302
Taxes payable (Note 4.l)	42,902	30,234
Customer advances (Note 4.m)	96,779	84,092
Other liabilities (Note 4.n)	10,278	10,427

Total Debts	850,655	790,296

Provisions (Note 4.o)	6,983	7,813

Total Non-Current Liabilities	857,638	798,109

Total Liabilities	1,442,789	1,305,938

Minority interest	109,911	78,000

SHAREHOLDERS’ EQUITY	749,466	848,156

Total Liabilities and Shareholders’ Equity	2,302,166	2,232,094

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain
Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

	03.31.09 (Notes 1 and 3)	03.31.08 (Notes 1 and 3)
Revenues:
Leases and services	283,592	252,043
Consumer financing	175,703	212,673
Other	9,004	3,728

Total revenues	468,299	468,444

Costs:
Leases and services	(78,839)	(70,294)
Consumer financing	(97,685)	(71,082)
Other	(5,920)	(3,564)

Total costs	(182,444)	(144,940)

Gross profit:
Leases and services	204,753	181,749
Consumer financing	78,018	141,591
Other	3,084	164

Total gross profit	285,855	323,504

Selling expenses	(159,452)	(139,467)
Administrative expenses	(50,548)	(34,250)
Net loss from retained interest in securitized receivables	(48,959)	(1,416)
Gain from recognition of inventories at net realizable value	—	185

	(258,959)	(174,948)

Operating income	26,896	148,556

Loss on equity investees (Note 5)	—	(14)

Amortization of goodwill, net	(799)	(1,805)

Financial gain (loss) generated by assets:
Interest income from past-due receivables	3,952	3,616
Other interest	1,255	1,123
Results from financial placements	(4,313)	24,365
Mortgage loans interest Torres de Abasto	57	78
Effect on the present value accounting	(7,148)	(3,585)
Exchange differences	15,920	10,456
Gain from coverage operations (Note 20 to the unaudited basic financial statements)	10,480	—
Interest income from related parties (Note 5)	84	78

Subtotal	20,287	36,131

Financial gain (loss) generated by liabilities:
Interest expense	(28,662)	(29,459)
Gain on repurchase of Non-Convertible Notes (Note 16 to the unaudited basic financial statements)	13,202	766
Exchange differences	(35,504)	(7,170)
Interest and exchange differences with related parties (Note 5)	(54,654)	(14,737)
Other interest	(240)	(16)
Tax interest	(6,229)	(567)

Subtotal	(112,087)	(51,183)

Total financial results, net	(91,800)	(15,052)

Other income (expenses), net (Note 4.p)	322	3,979

(Loss) Income before taxes and minority interest	(65,381)	135,664

Income tax expense	14,526	(64,062)
Minority interest	12,403	(2,210)

Net (loss) income	(38,452)	69,392

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain
Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

	03.31.09 (Notes 1 and 3)	03.31.08 (Notes 1 and 3)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	255,888	47,389
Cash and cash equivalents as of the end of the period	40,869	212,950

(Decrease) increase in cash and cash equivalents	(215,019)	165,561

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income for the period	(38,452)	69,392
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Financial results	80,517	13,092
Depreciation of fixed assets	66,860	57,019
Income from barter transaction	(2,867)	—
Amortization of intangible assets	41	531
Amortization of goodwill, net	799	1,805
Loss on fixed assets retired	900	476
Charge for doubtful recoverable expenses	—	(1,319)
Charge of provision for contingencies	972	1,503
Allowance for doubtful accounts	68,374	25,451
Provision for Directors’ fees	—	6,243
Provision for donations	191	—
Gain from recognition of inventories at net realizable value	—	(185)
Allowance for impairment of investments	4,089	—
Net loss in credit card trust	44,380	7,553
Gain from coverage operations	(1,099)	—
Minority interest	(12,403)	2,210
Income tax	(14,526)	64,062
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in accounts receivable	(46,218)	(95,156)
Increase in other receivables and prepaid expenses	(96,650)	(18,844)
Decrease in inventory	58	105
Increase in intangible assets	—	(38)
(Decrease) Increase in trade accounts payable	(93,249)	12,771
Increase in customer advances	10,799	15,641
Increase (Decrease) in taxes payable	63,828	(52,929)
Decrease in salaries and social security payable	(10,290)	(6,262)
Decrease in provision for contingencies	(1,219)	(790)
Decrease in other liabilities	(10,933)	(12,911)
Decrease in accrued interest	(15,319)	(3,110)

Net cash (used in) provided by operating activities	(1,417)	86,310

Alejandro G. Elsztain
Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued) (1)

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

	03.31.09 (Notes 1 and 3)	03.31.08 (Notes 1 and 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed assets	(185,916)	(205,752)
Advances for acquisitions	—	(769)
(Increase) Decrease in investments	(42,985)	342,349
Insurance recoveries from fire damage in Alto Avellaneda	—	3,760
Loans granted to third parties	(2,210)	(626)
Payment for acquisition of subsidiary companies, net of cash acquired	—	(186)
Acquisition of undeveloped parcels of land	(3,608)	(67)

Net cash (used in) provided by investing activities	(234,719)	138,709

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of short-term and long-term debt	(35,245)	(8,923)
Cash from minority shareholders’ capital contributions to subsidiaries	36,164	13,998
Payment of cash dividends	(60,238)	(55,721)
Cash from (Payment of) short-term bank loans	54,681	(39,975)
Dividends paid by subsidiaries to minority shareholders	—	(1,366)
Payment of loans granted by related parties	—	(945)
Payment of seller financing of Mendoza Plaza Shopping S.A.	(9,090)	—
Payment of seller financing of Empalme S.A.I.C.F.A. y G.	(6,830)	(6,272)
Cash paid for repurchase of Non-Convertible Notes	(12,764)	(4,064)
Payment of loans for purchase of undeveloped parcels of land	(15,464)	—
Proceeds from short-term and long-term debt	69,903	43,810

Net cash provided by (used in) financing activities	21,117	(59,458)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(215,019)	165,561

(1)	Includes cash and banks and investments with a realization term not exceeding three months. See note 2.4) to the unaudited basic financial statements.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain
Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

	03.31.09	03.31.08
Supplemental cash flow information
Cash paid during the period for:
– Interest	81,979	50,669
– Income tax	11,843	37,323
Non-cash activities:
– Liquidation of interest in credit card receivables, net	35,875	74,335
– Increase in other non-current investments through a decrease in inventory	—	705
– Increase in fixed assets through an increase in trade accounts payable	9,802	2,777
– Increase in goodwill through a decrease in minority interest	8,150	—
– Increase in inventory through a decrease in other non-current investments	4,777	—
– Increase in accounts receivable through an increase in customer advances	15,002	—
– Increase in other receivables and prepaid expenses through a decrease in other liabilities	4,600	—
– Increase in salaries and social security payable through a decrease in provisions	407	—

Alejandro G. Elsztain
Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

NOTE 1: PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

APSA or “the Company” has consolidated its Balance Sheets as of March 31, 2009 and June 30, 2008 and the statements of income and cash flows for the nine-month periods ended March 31, 2009 and 2008 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

The unaudited consolidated financial statements have been prepared in thousands of constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date. On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole. The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistics and Census.

Consolidated Financial Statements corresponding to the nine-month periods ended March 31, 2009 and 2008 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period.

Consolidated results for the nine-month periods ended March 31, 2009 and 2008 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 1: (Continued)

Comparative information

The comparative information at March 31 and June 30, 2008 included in these unaudited financial statements arise from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current year presentation.

NOTE 2: CORPORATE CONTROL

The following table shows the data concerning the corporate control:

Company	Percentage of capital stock owned as of		Closing dates for the financial statements for consolidation purposes
	03.31.09	03.31.08
Emprendimiento Recoleta S.A.	53.68	53.68	03.31.09
Tarshop S.A. (3)	93.439	80	03.31.09
Shopping Neuquén S.A.	98.14	98.14	03.31.09
Shopping Alto Palermo S.A.	99.9999	99.9999	03.31.09
Fibesa S.A.	99.9999	99.9999	03.31.09
Mendoza Plaza Shopping S.A. (1)	—	85.40	—
Conil S.A.	50	50	03.31.09
Empalme S.A.I.C.F.A. y G. (4)	—	100	—
Panamerican Mall S.A.	80	80	03.31.09
Comercializadora Los Altos S.A. (2)	100	100	03.31.09

(1)	As from January 1st, 2009, such company merged into Shopping Alto Palermo S.A. See Note 13.

(2)	Corresponds to the 90% of the direct interest of Alto Palermo S.A. and 10% of the indirect interest through Shopping Alto Palermo S.A. See Note 23 to the unaudited basic financial statements.

(3)	See Note 12.

(4)	Corresponded to the 95% of the direct interest of Alto Palermo S.A. and 5% of the indirect interest through Shopping Alto Palermo S.A. As from January 1st, 2009, such company merged into Shopping Alto Palermo S.A. See Note 13.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the Unaudited Basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Credit card operations “Consumer financing”

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 3: (Continued)

Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the period, irrespective of whether collection has o has not been made.

Lease agent operations

Fibesa S.A. and Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company), companies in which Alto Palermo S.A. has shares of 99.9999% and 100% respectively, act as the leasing agents for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa S.A.’s and Comercializadora Los Altos S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded.

b.	Other investments, net

b.1.	Current

Current investments include retained interests in securitized receivables pursuant to the securitization programs of Tarshop with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable. Mutual funds, government and mortgage bonds and US Treasury Bonds are carried at their market value at the end of the period/year and time deposits are carried at cost plus accrued interest at the end of the period/year.

b.2.	Non-current

As of March 31, 2009 and June 30, 2008 include retained interests in securitized receivables, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

c.	Negative goodwill, net

They represent the difference between the purchase price paid and the fair market value (determined as described in Note 2.5.2 to the unaudited basic financial statements) of net assets acquired, adjusted for inflation as mentioned in Note 1, which are amortized by the straight-line method over a period not longer than nineteen years. (Note 2.9 to the unaudited basic financial statements).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	03.31.09	06.30.08
Cash in local currency	4,230	4,507
Cash in foreign currency	518	591
Bank accounts in local currency	9,030	36,110
Bank accounts in foreign currency	3,839	30,526

Total cash and banks	17,617	71,734

b)	Other investments, net:

	03.31.09	06.30.08
Current
Retained interests in securitized receivables	82,917	57,106
Mutual funds in foreign currency (ii)	17,827	6,256
TDFs	16,490	2,243
Time deposits in local currency (i)	15,455	99,857
Mutual funds in local currency (i) (ii)	8,247	54,785
PRE 2009 bonds	6,351	15,199
PRO 2012 bonds	2,256	6,179
Mortgages bonds issued by Banco Hipotecario S.A. (Note 5)	601	1,027
BONTE 2006 bonds (Note 7)	34	34
U.S. Treasury Bonds	—	24,448
Time deposits in foreign currency (i)	—	33,831
Allowance for impairment of CPs	(8,710)	(11,423)

Total	141,468	289,542

(i)	Considered as cash equivalents for purposes of the unaudited consolidated statements of cash flows.

(ii)	As of March 31, 2009 includes Ps. 18,277 and as of June 30, 2008 includes Ps. 10,575 not considered as cash equivalents for purposes of the unaudited consolidated statements of cash flows.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4: (Continued)

	03.31.09	06.30.08
Non-current
Retained interests in securitized receivables	64,289	111,676
Undeveloped parcels of land
- Beruti plot of land (i)	52,122	52,030
- Caballito plot of land (ii)	36,741	36,696
- Patio Olmos (iii)	32,949	32,944
- Torres Rosario	14,527	17,093
- Air Space Coto (iv)	13,188	13,143
- Other real estate	3,543	3,128
Share’s purchase advances (v)	2,208	1,791
Other investments	795	—
Allowance for impairment of CPs	(7,379)	(577)

Total	212,983	267,924

Total other investments, net	354,451	557,466

(i)	See Note 24 to the unaudited basic financial statements.

(ii)	See Note 7.b) to the unaudited basic financial statements.

(iii)	See Note 13 to the unaudited basic financial statements.

(iv)	See Note 25 to the unaudited basic financial statements.

(v)	See Note 17 to the unaudited basic financial statements.

c)	Accounts receivable, net:

	03.31.09	06.30.08
Current
Consumer financing receivables (Tarshop)	143,250	116,971
Checks to be deposited	52,913	52,095
Leases and services receivable	51,781	45,816
Pass-through expenses receivable	30,808	14,843
Debtors under legal proceedings	28,388	25,356
Notes receivable	7,123	6,653
Related parties (Note 5)	6,666	10,601
Receivables with collection agents (Tarshop)	4,689	3,829
Credit card receivable	1,288	47
Mortgages receivable Torres de Abasto	518	495
Less:
Allowance for doubtful accounts	(115,075)	(100,859)

Total	212,349	175,847

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4: (Continued)

	03.31.09	06.30.08
Non-current
Consumer financing receivables (Tarshop)	8,698	9,684
Notes receivable	908	2,100
Mortgages receivable Torres de Abasto	202	283
Pass-through expenses receivable	58	—
Leases and services receivable	46	17
Less:
Allowance for doubtful accounts	(7,565)	(1,956)

Total	2,347	10,128

Total accounts receivable, net	214,696	185,975

d)	Other receivables and prepaid expenses, net:

	03.31.09	06.30.08
Current
Related parties Shareholders’s receivable	21,294	—
Prepaid expenses	15,808	12,750
Income tax credits, net	12,806	1,005
Guarantee deposits re. securitization programs (Note 7)	5,966	6,497
Loans granted	3,419	1,085
Receivables for third party services offered in Tarshop stores	3,222	1,578
Prepaid services	2,088	5,169
Other tax credits – Gross revenue tax	1,358	—
Related parties (Note 5)	1,116	16,027
Coverage operations (Note 20 to the unaudited basic financial statements)	1,099	—
Other tax credits	1,084	741
Prepaid gross revenue tax	710	562
Other prepaid taxes	400	465
Guarantee deposits (i)	226	274
Value Added Tax (VAT)	107	184
Recoverable expenses	—	34
MPIT	—	6,011
Others	910	1,077

Total	71,613	53,459

(i)	It includes restricted funds. (See Notes 7 to the unaudited consolidated and basic financial statements).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4: (Continued)

	03.31.09	06.30.08
Non-current
Deferred income tax	64,842	14,649
Value Added Tax (VAT)	55,658	28,848
MPIT	16,446	4,836
Guarantee deposits re. securitization programs (Note 7)	3,667	12,931
Mortgages receivable	2,208	2,208
Prepaid gross revenue tax	980	763
Loans granted	495	—
Guarantee deposits	393	386
Prepaid expenses	150	244
Deferred tax allowance	(490)	(468)
Allowance for doubtful mortgage receivable	(2,208)	(2,208)
Imputed interest of non-current receivables	(11,533)	(4,483)

Total	130,608	57,706

Total other receivables and prepaid expenses, net	202,221	111,165

e)	Inventory, net:

	03.31.09	06.30.08
Current
Resale merchandise	594	327
Torres de Abasto	—	325

Total	594	652

Non-current
Units under construction (Note 18 to the unaudited basic financial statements)	11,023	3,379
Others	8	8

Total	11,031	3,387

Total inventory, net	11,625	4,039

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4: (Continued)

f)	Fixed assets, net:

	03.31.09	06.30.08
Properties:
Shopping Centers:
Panamerican Mall (i)	224,076	159,503
Abasto	168,258	174,725
Alto Palermo	162,158	170,513
Patio Bullrich	96,637	98,063
Alto Avellaneda	86,926	95,906
Mendoza Plaza	85,520	88,363
Alto Rosario	81,490	83,147
Paseo Alcorta	73,888	56,007
Córdoba Shopping - Villa Cabrera (Note 12 to the unaudited basic financial statements)	67,827	71,186
Suppliers advances (Note 19 to the unaudited basic financial statements)	61,415	60,025
Alto Noa	23,550	25,039
Other properties	19,068	8,417
Facilities	18,908	18,602
Furniture, fixture and equipment	12,752	11,013
Buenos Aires Design	11,809	13,568
Neuquén (Note 10)	10,321	10,321
Software	4,520	3,526
Leasehold improvements	4,420	2,329
Computer equipment	3,413	3,688
Vehicles	65	25
Work in progress:
- Panamerican Mall	278,456	123,858
- Shopping centers improvements	9,053	32,180
- Tarshop	545	2,540

Total fixed assets, net	1,505,075	1,312,544

(i)	As of March 31, 2009 and June 30, 2008 includes financial costs of Ps. 82,074 and Ps. 17,501, respectively.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4: (Continued)

g)	Intangible assets, net:

	03.31.09	06.30.08
Preoperating expenses	1,092	1,099
Trademarks	33	67

Total intangible assets, net	1,125	1,166

h)	Negative goodwill, net:

	03.31.09	06.30.08
- Fibesa S.A.	2,909	4,449
- Tarshop S.A.	8,150	—
- Emprendimiento Recoleta S.A.	(355)	(411)
- Mendoza Plaza Shopping S.A.	(6,097)	(6,314)
- Empalme S.A.I.C.F.A. y G.	(9,251)	(9,719)

Total Negative goodwill, net	(4,644)	(11,995)

i)	Trade accounts payable:

	03.31.09	06.30.08
Current
Suppliers	103,008	191,021
Accruals	23,166	26,071
Related parties (Note 5)	19,863	9,756
Foreign suppliers	—	41
Others	783	452

Total	146,820	227,341

Non-current
Suppliers	315	3,241

Total	315	3,241

Total trade accounts payable	147,135	230,582

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4: (Continued)

j)	Short-term and long-term debt:

	03.31.09	06.30.08
Current
– Banks
Overdrafts	54,681	—
Banco Nación	30,000	—
Banco Ciudad	15,000	—
Standard Bank Argentina S.A.(formerly Bank Boston) (Note 7)	12,966	7,100
Banco BNP Paribas	5,500	4,500
Banco CMF S.A. (Note 7)	5,250	5,250
Banco BST	4,600	4,600
Banco Supervielle Argentina S.A. (Note 7)	4,122	13,901
Nuevo Banco Industrial de Azul S.A. (Note 7)	4,000	7,500
Banco Itaú Buen Ayre S.A. (Note 7)	3,999	6,009
Interest payable to credit card trust	1,891	4,125
Bank interests	843	1,044
Banco Comafi	—	6,953

Subtotal	142,852	60,982

– Financial
Non-Convertible Notes	39,765	—
Accrued interest on Non-Convertible Notes (Note 5)	17,745	4,832
Mortgage loans for the acquisition of Beruti plot of land (Note 24 to the unaudited basic financial statements)	14,828	10,781
Related parties’s shareholders loans	12,578	8,236
Accrued interest on Convertible Notes (Note 5)	3,418	6,537
Seller financing for the acquisition of Mendoza Plaza Shopping S.A. (Note 22 to the unaudited basic financial statements)	—	9,090
Seller financing for the acquisition of Empalme S.A.I.C.F.A. y G. – Principal (Note 12 to the unaudited basic financial statements)	—	6,050
Seller financing for the acquisition of Empalme S.A.I.C.F.A. y G. – Accrued interest (Note 12 to the unaudited basic financial statements)	—	3
Deferred debt costs	(926)	(1,198)
Others	351	680

Subtotal	87,759	45,011

Total	230,611	105,993

Non-current
– Banks
Banco Ciudad	1,000	—

Subtotal	1,000	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4: (Continued)

	03.31.09	06.30.08
– Financial
Non-Convertible Notes (Note 5)	527,213	511,420
Convertible Notes (Note 5)	175,687	142,865
Mortgage loans for the acquisition of Beruti plot of land (Note 24 to the unaudited basic financial statements)	—	12,431
Deferred debt costs	(3,729)	(4,605)
Others	210	191

Subtotal	699,381	662,302

Total	700,381	662,302

Total short-term and long-term debt	930,992	768,295

k)	Salaries and social security payable:

	03.31.09	06.30.08
Provision for annual complementary salary, vacation, bonuses and others	10,792	18,340
Social security payable	2,800	4,671
Salaries payable	229	389
Others	314	618

Total salaries and social security payable	14,135	24,018

l)	Taxes payable:

	03.31.09	06.30.08
Current
Tax payment facilities plan for income tax payable (ii)	27,221	—
Tax payment facilities plan for Value Added Tax (VAT) payable	26,657	—
Value Added Tax (VAT) payable, net	24,654	13,578
Asset tax payable, net	8,514	1,153
Income tax, net	5,581	35,278
Other tax withholdings	2,603	3,942
Other taxes payable	2,661	2,409
Tax amnesty plan for income tax payable (i)	2,497	—
Provision for gross revenue tax	1,684	1,477
Gross revenue tax withholdings	1,517	1,107
Income tax withholdings	937	1,488
Provision for tax on personal assets of Shareholders	661	259
Tax payment facilities plan for asset tax payable	499	—
Tax amnesty plan for gross revenue tax payable	304	288

Total	105,990	60,979

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4: (Continued)

	03.31.09	06.30.08
Non-current
Tax amnesty plan for income tax payable (i)	21,156	—
Deferred income tax	20,366	28,624
Tax amnesty plan for gross revenue tax payable	1,380	1,610

Total	42,902	30,234

Total taxes payable	148,892	91,213

(i)	In April, 2009, and due to the unfavorable ruling in the case A”lto Palermo S.A. vs. Dirección General Impositiva in re: appeal” entered in February, 2009, the Company and certain subsidiaries decided to adhere to Law No. 26,476 and to the Payment Facilities Plan that establish a system to settle and finance tax liabilities. The effects of these presentations have been considered in preparing the Company’s financial statements as of March 31, 2009.

(ii)	Includes Ps. 6,683 related to the presentation mentioned in (i).

m)	Customer advances:

	03.31.09	06.30.08
Current
Admission rights	44,856	34,906
Lease and pass-through expenses advances (i) (Note 11)	20,318	19,214
Customer advances	13,557	12,382
Guarantee deposits	2,689	1,775
Relates parties (Note 5)	—	29

Total	81,420	68,306

Non-current
Admission rights	63,395	48,613
Lease and pass-through expenses advances (i) (Note 11)	33,384	35,479

Total	96,779	84,092

Total customer advances	178,199	152,398

(I)	It includes payment advances of Ps. 8,167 from Wal-Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A., for a 30 years’ term as from the date in which the commercial center is inaugurated or from the day in which the lessee opens the store prior to the inauguration of the commercial center.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4: (Continued)

n)	Other liabilities:

	03.31.09	06.30.08
Current
Accrual for Directors’ fees (Note 5)	14,395	11,048
Fees advances to Directors (Note 5)	(13,562)	(1,322)
Provision for donations committed (Note 5)	3,503	4,656
Contributed leasehold improvements (Note 9)	470	1,015
Withholdings and guarantee deposits	406	388
Below market leases	4	—
Coverage operations	—	4,600
Others	127	151

Total	5,343	20,536

Non-current
Contributed leasehold improvements (Note 9)	10,082	10,055
Below market leases	184	240
Directors’ guarantee deposits (Note 5)	12	12
Others	—	120

Total	10,278	10,427

Total Other liabilities	15,621	30,963

o)	Provisions:

	03.31.09	06.30.08
Current
Provision for contingencies	832	656

Total	832	656

Non-current
Provision for contingencies	6,983	7,813

Total	6,983	7,813

Total Provisions	7,815	8,469

p)	Other income (expenses), net:

	03.31.09	03.31.08
Recovery of allowances	638	169
Recovery of contingencies, net	140	84
Tax on personal assets of Shareholders (Note 5)	(392)	(404)
Donations (Note 5)	(191)	(78)
(Charge) Recovery of doubtful recoverable expenses	(11)	4,710
Others	138	(502)

Total other income (expenses), net	322	3,979

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			03.31.2009	03.31.2008	03.31.2009	06.30.2008
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivable and prepaid expenses	—	—	—	20
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(37,929)	(9,871)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current trade accounts payable	—	—	(8,977)	(3,357)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt Convertible Notes	—	—	(2,297)	(4,393)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt Convertible Notes	—	—	(118,066)	(96,008)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(1,725)	(636)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt Non-Convertible Notes	—	—	(3,177)	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt Non-Convertible Notes	—	—	(103,743)	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current accounts receivable	—	—	2,804	1,721
Parque Arauco S.A.	Shareholder	Short-term debt Convertible Notes	—	—	(1,120)	(2,142)
Parque Arauco S.A.	Shareholder	Long-term debt Convertible Notes	—	—	(57,557)	(46,805)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(14,793)	(4,812)	—	—
Other Shareholders	Shareholder	Other income (expenses), net - Tax on personal assets of shareholders	(392)	(404)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Administration fees	—	3	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Other current receivables	—	—	—	16
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Interest income	—	7	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Current accounts receivable	—	—	51	201
Inversora del Puerto S.A.	Subsidiary of Alto Palermo S.A. (APSA) (it wound up on 09.28.07)	Related parties result	—	(14)	—	—
	OTHER RELATED PARTIES
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	32	7
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(573)	(379)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(683)	(559)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 5: (Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			03.31.2009	03.31.2008	03.31.2009	06.30.2008
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	—	1	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivables	—	—	2,824	4,189
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(2,240)	(830)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	(1,916)	1	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	462	949	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt Non-Convertible Notes	—	—	(570)	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt Non-Convertible Notes	—	—	(18,600)	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(6)	(31)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Leases and services current receivables	—	—	—	4
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current accounts payable	—	—	(228)	(211)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	(1,609)	(1,079)	—	—
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Other current receivable and prepaid expenses	—	—	—	14,837
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Current trade accounts payable	—	—	(7,640)	(4,811)
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Current accounts receivable	—	—	—	4,190
Loans to personnel	Employees	Other current receivable and prepaid expenses	—	—	1,090	1,133
Loans to personnel	Employees	Interest income	84	71	—	—
Directors	Directors	Short-term debt - Convertible Notes	—	—	(1)	(1)
Directors	Directors	Long-term debt - Convertible Notes	—	—	(37)	(30)
Directors	Directors	Interests and exchange differences with related parties	(9)	(3)	—	—
Directors	Directors	Other current liabilities	—	—	(833)	(9,726)
Directors	Directors	Other non-current liabilities	—	—	(12)	(12)
Directors	Directors	Administration expenses - Directors’ fees	(15,486)	(8,231)	—	—
Directors and management	Directors	Other current receivable and prepaid expenses	—	—	26	21

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 5: (Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			03.31.2009	03.31.2008	03.31.2009	06.30.2008
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities- Provision for donations committed	—	—	(3,503)	(4,656)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other income (expenses), net- Donations	(191)	(78)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	4	4
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	601	1,027
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	4	7
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current customer advances	—	—	—	(29)
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	791	143
Directores de Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt - Convertible Notes	—	—	—	(1)
Directores de Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt - Convertible Notes	—	—	(27)	(22)
Directores de Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	(7)	(2)	—	—
Consorcio de Propietarios Libertador 498	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	10	8
Consultores Assets Management S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	3	3
Cactus S.A.	Subsidiary of Cresud S.A.	Current accounts receivable	—	—	13	10
Futuros y Opciones.Com S.A.	Subsidiary of Cresud S.A.	Current accounts receivable	—	—	5	4
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	124	109
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(200)	(137)
Rummaalá S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	1	1
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	1	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 6: SEGMENT INFORMATION

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 03.31.09	Total as of 03.31.08
Revenues	284,503	175,703	9,004	469,210	(911)	468,299	468,444
Costs	(78,839)	(99,842)	(5,920)	(184,601)	2,157	(182,444)	(144,940)

Total gross profit as of 03.31.09	205,664	75,861	3,084	284,609	1,246	285,855	—

Total gross profit as of 03.31.08	183,124	139,474	246	322,844	660	—	323,504

Expenses:
Selling expenses	(21,762)	(137,953)	(88)	(159,803)	351	(159,452)	(139,467)
Administrative expenses	(37,784)	(12,820)	(25)	(50,629)	81	(50,548)	(34,250)
Net loss from retained interest in securitized receivables	—	(48,959)	—	(48,959)	—	(48,959)	(1,416)
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	185

Operating income (loss) 03.31.09	146,118	(123,871)	2,971	25,218	1,678	26,896	—

Operating income 03.31.08	138,738	9,025	133	147,896	660	—	148,556

Loss on equity investees	—	—	—	—	—	—	(14)
Amortization of goodwill, net	(799)	—	—	(799)	—	(799)	(1,805)
Financial results, net	(90,457)	341	(6)	(90,122)	(1,678)	(91,800)	(15,052)
Other income (expenses), net	(147)	469	—	322	—	322	3,979

Income (loss) before taxes and minority interest 03.31.09	54,715	(123,061)	2,965	(65,381)	—	(65,381)	—

Income (loss) before taxes and minority interest 03.31.08	125,546	9,665	453	135,664	—	—	135,664

Income tax expense	(25,676)	41,240	(1,038)	14,526	—	14,526	(64,062)
Minority interest	(17)	12,420	—	12,403	—	12,403	(2,210)

Net income (loss) 03.31.09	29,022	(69,401)	1,927	(38,452)	—	(38,452)	—

Net income 03.31.08	67,816	1,282	294	69,392	—	—	69,392

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 03.31.09	Total as of 06.30.08
Depreciation and amortization 03.31.09 – 9 months	63,384	4,316	—	67,700	—	67,700	—

Depreciation and amortization 06.30.08 – 12 months	75,125	4,060	—	79,185	—	—	79,185

Acquisitions of fixed assets 03.31.09 – 9 months	257,383	2,908	—	260,291	—	260,291	—

Acquisitions of fixed assets 06.30.08 – 12 months	265,142	6,822	—	271,964	—	—	271,964

Operating assets as of 03.31.09	1,756,981	175,399	518	1,932,898	—	1,932,898	—

Operating assets as of 06.30.08	1,530,556	113,051	820	1,644,427	—	—	1,644,427

Non operating assets as of 03.31.09	217,476	151,792	—	369,268	—	369,268	—

Non operating assets as of 06.30.08	390,038	197,629	—	587,667	—	—	587,667

Total assets as of 03.31.09	1,974,457	327,191	518	2,302,166	—	2,302,166	—

Total assets as of 06.30.08	1,920,594	310,680	820	2,232,094	—	—	2,232,094

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 6: (Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Consumer Financing (prior Credit card) and Others.

A general description of each segment follows:

•	Leases and services: This segment includes the operating results of the Company’s shopping centers.

•	Consumer financing segment: This segment manages the Company’s portfolio of credit card and personal loans accounts issued by Tarshop.

•	Others: This segment includes the results of the Company’s construction and/or barter transaction and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7: RESTRICTED ASSETS

As of March 31, 2009, the Company has granted a pledge over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping, according to the following detail:

•	To Standard Bank Argentina S.A., Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XLII, XLIV and XLVIII for Ps. 13,089.

•	To Nuevo Banco Industrial de Azul S.A., Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIV and XXXVI for Ps. 4,091.

•	To Banco CMF S.A., Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXIX, XXX and XXXIII for Ps. 5,268.

•	To Banco Supervielle S.A., Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVII and XXXVIII for Ps. 4,137.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 7: (Continued)

•	To Banco Itaú Buen Ayre S.A., Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL for Ps. 4,024.

•

The property and equipment account includes the multiplex cinema located at the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis because of the financial payable that Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) had with NAI INTERNACIONAL II Inc. (See Note 11).

•	Other current investments account includes BONTE 2006 bonds for Ps. 34, which are deposited as rental guarantee.

•	Other current receivable and prepaid expenses includes Ps. 26, which availability is restricted concerning the case “Derviche Hernán Andres vs. Shopping Alto Palermo S.A. in re: dismissal”.

•

Guarantee deposits re. securitization programs account includes the contingency funds of financial trust as credit protection for investors that as of March 31, 2009 amounted to Ps. 8,037. They are restricted availability credits until settlement in accordance with the respective prospectuses.

NOTE 8: TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to master trusts, that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificates of Participation (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 8: (Continued)

In consideration of the credits transferred to the Trusts, which have been eliminated from the Company’s balance sheet, Tarshop receives cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period, net of the corresponding allowances for impairment, if applicable, on the basis of the financial statements issued by the Trusts.

Tarshop agreed to a Consumer Portfolio Securitization Program to secure its long – term financing, thus having direct access to the capital market.

Under this Securitization Program, Tarshop transferred to the Financial Trusts the total amount of Ps. 2,199,800 as of March 31, 2009 of credits receivable originated in the use of its clients’ credit cards and personal loans carrying promissory notes. Consequently, T.D.F. Series “A” were issued for Ps. 1,843,164, T.D.F. Series “B” for Ps. 129,420, T.D.F. Series “C” for Ps. 1,167, C.P. Series “C” for Ps. 213,989, and C.P. Series “D” for Ps. 12,060.

Tarshop acquired all the C.P. Series “C” in an amount equal to its nominal value, and all the remaining T.D.F. and C.P. were placed to investors through a public offering in Argentina, with except for the T.D.F. Series “B” corresponding to Financial Trust Series XXXIX, XL, XLVII, XLVIII, XLIX, L and T.D.F Series “C” of the Series XLVII. Tarshop S.A. has maintained in its portfolio part of them. Cash reserves for losses in the amount of Ps. 8,037 have been made as credit protection for investors.

NOTE 9: CONTRIBUTED LEASEHOLD IMPROVEMENTS - OTHER LIABILITIES

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009. See Note 13), recognizing the related gain over 15 years, the term of the contract. At closing the amount of Ps. 97 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At closing the amount of Ps. 10,036 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from Alto Palermo S.A. (APSA). See Note 3.j) to the unaudited basic financial statements.

NOTE 10: NEUQUEN PROJECT

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a Shopping Center, a hypermarket, appartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

After having obtained the approval, the Company had a 150 days’ term to submit the drafts of the architectonic project, such term maturing on February 17, 2008. However, such drafts presentation took place prior to the referred date. As regards filing thereof, the Municipality of Neuquén made some comments as to feasible solution to the project. An additional term was formally requested to file the new project. As of the filing date of these financial statements, such request had not been answered. Once the mentioned drafts are registered, which to the date of these unaudited financial statements has not occurred, Shopping Neuquén S.A. has to start the works within a 90 days’ term.

The first stage of the work (contemplating the minimum construction of 21,000 square meters of the shopping center and 10,000 square meters of the hypermarket) should be concluded in a maximum 22 month term as from the construction starting date. In case of default in any of the covenants established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect.

The agreement referred to above put an end to the file called “Shopping Neuquén S.A. against Municipalidad de Neuquén on Administrative Action” under judicial procedure before the High Court of Neuquén where only Municipality lawyers’ fees are pending payment, which will be borne by Shopping Neuquén S.A.

NOTE 11: FINANCING AND OCCUPATION AGREEMENT WITH NAI INTERNACIONAL II, INC,

On August 12, 1996, Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009. See Note 13) executed an agreement with NAI INTERNACIONAL II, INC. by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in the property and equipment account. Such loan initially accrued interest on the unpaid balance at LIBOR plus 1.5%. Interest started to accrue as from April 1999, based on period the waiver stipulated in contractual covenants.

Related to the loan agreement, Empalme S.A.I.C.F.A. y G. executed an agreement to occupy the building and the area known as cinema in favor of NAI INTERNACIONAL II, INC. (hereinafter “the Agreement”).The occupation was established for a 10-year period counted as from the starting date and it is automatically extended for four additional five-year periods each. Starting date shall mean the date on which the tenant starts showing to the general public the movies in the cinema building (October 1997).

As agreed, the amounts due for the loan granted to Empalme S.A.I.C.F.A. y G. are set off against payments for the possession generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after the last term mentioned in the preceding paragraph, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of:

•	The term required to fully repay the unpaid loan amount, or

•	10 (ten) years.

If once the last term has elapsed and there still is an unpaid balance, the Company will be released from any and all obligation to pay the outstanding loan balance plus respective interest thereon.

On July 1st, 2002, NAI INTERNACIONAL II, INC. assigned all rights and obligations resulting from the agreement to NAI INTERNACIONAL II, INC. SUCURSAL ARGENTINA; likewise, a new amendment to the agreement was established, whose most important resolutions are as follows:

•

The outstanding debt was de-dollarized (Ps. 1 = USD 1) under Law No. 25,561 and Executive Decree No. 214/02, and under sections 4 and 8 of the above Decree and supplementing regulations, the benchmark stabilization coefficient should be applied as from February 3, 2002.

NOTE 11: (Continued)

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the said real right.

•

The extension agreed was formalized effective January 1, 2002 to suspend the occupation payments due by lessee to owner and the payments on account of principal and interest the owner makes to the creditor for the six-month period as from that date. Payments of those items were reassumed as from July, 2002.

Principal owed as of March 31, 2009 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease and pass-through expenses advances for Ps. 18,148 (Note 4.m).

NOTE 12: CAPITAL INCREASE AND CAPITAL CONTRIBUTIONS TO TARSHOP S.A.

Due to the international financial context, there has been high volatility in the interest rates and increases in the so called systemic default that have affected performance and financing of consumer financing business. Increased default levels have brought about an increase in the subordination of financial trusts that coupled to the changes in the tax treatment afforded to them, the higher interest rate due to risk increase and a certain deceleration of private consumption, generated the need to review the general and specific economic perspectives of Tarshop’ s activity.

To meet the growing volatility in the international financial context and provide Tarshop with a capital base according to the current market conditions, in September 2008 APSA decided to participate in the capital increase of Tarshop for up to the amount of Ps. 60,000, increasing its equity interest in Tarshop from 80% to 93.4%. Likewise, on December 31, 2008, the Company provided funds then accepted as irrevocable contributions for Ps. 105,000 aiming at strengthening the balance sheet position, reinforcing the financial position, paying for operating expenses and repositioning Tarshop on the market. During January 2009 APSA granted a loan to Tarshop S.A. for the amount of Ps. 10,600, at BADLAR rate.

To supplement the financial support, various actions were implemented since then by means of direct advisory of APSA’s management at Tarshop S.A.. Such actions were aimed at improving Tarshop’s performance downsizing the structure of points of sales with the subsequent decrease in personnel by 17%, the reduction of 13 points of sales and the reduction of leased centralized areas by 10%. Rationalization of resources has included areas such as consulting.

NOTE 12: (Continued)

In line with commercial actions, the following actions among others were recently implemented:

(i) Redesigning the structure of distribution channels.

(ii) Changes in cash and financing plans to stores.

(iii) Renegotiating conditions with adhered establishments.

It is outlined likewise that the recent amendment to the tax treatment to financial trusts and other changes boosted by the Federal Executive calls for an ongoing adjustment monitoring fine-tuning the positioning strategy of Tarshop, upon the comings and goings of this juncture.

NOTE 13: MERGER BETWEEN SHOPPING ALTO PALERMO S.A. (SAPSA), MENDOZA PLAZA SHOPPING S.A. AND EMPALME S.A.I.C.F.A. Y G.

The Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of Shopping Alto Palermo S.A. with Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

Thus, there was a capital increase of Ps. 122,484,754. The exchange value of shares of Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G. was established at 91,368,699 and 31,116,055 shares of Shopping Alto Palermo S.A., respectively, for 26,844,027 shares of Mendoza Plaza Shopping S.A. and 7,860,300 shares of Empalme S.A.I.C.F.A. y G.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Financial Statements

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of March 31, 2009 and June 30, 2008

(Expressed in thousands of Argentine Pesos)

	03.31.09 (Notes 1 and 2)	06.30.08 (Notes 1 and 2)
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a)	2,450	23,602
Other investments (Schedules D and I)	23,163	168,879
Accounts receivable, net (Note 3.b and Schedule I)	77,971	87,498
Other receivables and prepaid expenses, net (Note 3.c and Schedule I)	64,225	33,931
Inventory, net (Note 3.d)	300	519

Total Current Assets	168,109	314,429

NON-CURRENT ASSETS
Accounts receivable, net (Note 3.b and Schedule I)	1,091	785
Other receivables and prepaid expenses, net (Note 3.c and Schedule I)	17,489	448
Inventory (Note 3.d)	11,023	3,379
Equity investments, net (Schedule C)	868,527	649,178
Other investments (Schedule D)	155,730	156,482
Fixed assets, net (Schedule A)	604,197	618,648
Intangible assets, net (Schedule B)	32	63

Total Non-Current Assets	1,658,089	1,428,983

Total Assets	1,826,198	1,743,412

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 3.e and Schedule I)	32,960	34,497
Short-term debt (Note 3.f and Schedule I)	174,961	35,883
Salaries and social security payable (Note 3.g and Schedule I)	7,441	13,820
Taxes payable (Note 3.h and Schedule I)	43,793	29,874
Customer advances (Note 3.i and Schedule I)	43,790	45,396
Other liabilities (Note 3.j and Schedule I)	2,810	15,413

Total Debts	305,755	174,883

Provisions (Note 3.k and Schedules E and I)	—	123

Total Current liabilities	305,755	175,006

NON-CURRENT LIABILITIES
Long-term debt (Note 3.f and Schedule I)	699,171	662,111
Taxes payable (Note 3.h and Schedule I)	21,552	14,920
Customer advances (Note 3.i and Schedule I)	37,110	38,627
Other liabilities (Note 3.j and Schedule I)	10,055	12

Total debts	767,888	715,670

Provisions (Note 3.k and Schedules E and I)	3,089	4,580

Total Non-Current Liabilities	770,977	720,250

Total Liabilities	1,076,732	895,256

SHAREHOLDERS’ EQUITY (per related statement)	749,466	848,156

Total Liabilities and Shareholders’ Equity	1,826,198	1,743,412

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Executive Vice-President acting as President

ALTO PALEMRO S.A. (APSA)

Unaudited Statements of Income

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

	03.31.09 (Notes 1 and 2)	03.31.08 (Notes 1 and 2)
Revenues:
Leases and services	172,565	155,791
Other	9,004	3,728

Total revenues	181,569	159,519

Costs:
Leases and services (Schedule H)	(44,975)	(39,859)
Other (Schedule F)	(5,920)	(3,564)

Total costs	(50,895)	(43,423)

Gross profit:
Leases and services	127,590	115,932
Other	3,084	164

Total gross profit	130,674	116,096

Selling expenses (Schedule H)	(10,120)	(8,820)
Administrative expenses (Schedule H)	(23,896)	(20,572)

Subtotal expenses	(34,016)	(29,392)

Gain from recognition of inventories at net realizable value	—	185

Operating income	96,658	86,889

(Loss) income on equity investees (Note 6)	(34,010)	26,411

Financial gain (loss) generated by assets:
Interest income from related parties (Note 5)	2,188	1,128
Interest income from past-due receivables	2,701	2,070
Other interest	671	927
Mortgage loans interest Torres de Abasto	57	78
Results from financial collocations	(4,885)	18,970
Gain from coverage operations (Note 20)	10,480	—
Exchange differences	6,603	10,282

Subtotal	17,815	33,455

Financial gain (loss) generated by liabilities:
Interest and exchange differences with related parties (Note 5)	(56,842)	(14,757)
Financial costs	(27,918)	(27,332)
Gain on repurchase of Non-Convertible Notes (Note 16)	13,202	—
Exchange differences	(35,204)	(6,966)
Interests on taxes payable	(3,525)	(396)
Other interest	(32)	—

Subtotal	(110,319)	(49,451)

Financial results, net	(92,504)	(15,996)

Other income (expenses), net (Note 3.l)	(541)	4,098

(Loss) Income before taxes	(30,397)	101,402

Income tax expense (Note 9)	(8,055)	(32,010)

Net (loss) income for the period	(38,452)	69,392

Net basic (loss) earnings per share (Note 8)	(0.0492)	0.0887

Net diluted (loss) earnings per share (Note 8)	(0.0041)	0.0352

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Items	Shareholders’ contributions				Appraisal revaluation (Note 2.20)	Reserve for new developments	Reserve to free availability	Legal reserve (Note 11)	Retained earnings	Total as of 03.31.09	Total as of 03.31.08
	Common stock (Note 4)	Inflation adjustment of common stock	Additional paid-in-capital	Total
Balances as of the beginning of the year	78,206	84,621	522,805	685,632	3,953	62,509	—	16,092	79,970	848,156	823,907
Dividends distribution - Shareholders Meeting as of 10.25.07	—	—	—	—	—	—	—	—	—	—	(55,721)
Legal reserve - Shareholders Meeting as of 10.31.08	—	—	—	—	—	—	—	3,998	(3,998)	—	—
Dividends distribution - Shareholders Meeting as of 10.31.08	—	—	—	—	—	—	—	—	(60,238)	(60,238)	—
Reserve to free availability - Shareholders Meeting as of 10.31.08	—	—	—	—	—	—	15,734	—	(15,734)	—	—
Net (loss) income for the period	—	—	—	—	—	—	—	—	(38,452)	(38,452)	69,392

Balances as of 03.31.09	78,206	84,621	522,805	685,632	3,953	62,509	15,734	20,090	(38,452)	749,466	—

Balances as of 03.31.08	78,206	84,621	522,805	685,632	3,953	62,509	—	16,092	69,392	—	837,578

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

	03.31.09 (Notes 1 and 2)	03.31.08 (Notes 1 and 2)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	171,036	13,412
Cash and cash equivalents as of the end of the period	7,096	141,823

(Decrease) Increase in cash and cash equivalents	(163,940)	128,411

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income for the period	(38,452)	69,392
Adjustments to reconcile net (loss) income to cash flows from operating activities:
• Financial results	73,066	9,469
• Charge for doubtful recoverable expenses	—	(1,319)
• Income from barter transaction	(2,867)	—
• Depreciation of fixed assets	35,106	30,135
• Amortization of intangible assets	31	518
• Charge of provision for contingencies	547	1,113
• Loss on fixed assets retired	266	101
• Provisions for donations	161	—
• Provisions for Directors’ fees	—	4,743
• Loss (income) on equity investees	34,010	(26,411)
• Gain from coverage operations	(1,099)	—
• Gain from recognition of inventories at net realizable value	—	(185)
• Allowance for doubtful accounts	3,535	1,079
• Income tax	8,055	32,010
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisition:
• (Increase) Decrease in accounts receivable	(5,281)	915
• Increase in other receivables	(19,498)	(9,658)
• Decrease in inventory	219	118
• (Decrease) Increase in trade accounts payable	(1,537)	5,638
• (Decrease) Increase in customer advances	(3,123)	9,600
• Decrease in salaries and social security payable	(6,379)	(5,299)
• Increase (Decrease) in taxes payable	8,386	(20,691)
• Decrease in other liabilities	(4,542)	(9,730)
• Decrease in provisions	(2,161)	(537)
• Decrease in accrued interest	(14,227)	(2,855)

Net cash provided by operating activities	64,216	88,146

Alejandro G. Elsztain
Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

	03.31.09 (Notes 1 and 2)	03.31.08 (Notes 1 and 2)
CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease of investments	2,928	287,966
• Acquisition of undeveloped parcels of land and other real estate	(3,608)	(67)
• Insurance recoveries from fire damage in Alto Avellaneda	—	3,760
• Acquisition of fixed assets	(20,921)	(99,423)
• Advances for acquisitions	—	(769)
• Proceeds from the liquidation of Inversora del Puerto S.A.	—	16
• Irrevocable contributions in related parties	(145,031)	(56,769)
• Payments for purchased companies (Comercializadora Los Altos S.A.)	—	(3,264)
• Proceeds from the sale of shares (E-commerce Latina S.A.)	—	3,146
• Common stock, additional paid-in-capital contributions and irrevocable contributions (Tarshop S.A.)	(165,000)	—
• Collection of receivables from related parties	3,600	250
• Loans granted	(1,409)	(626)
• Loans granted to related parties	(10,600)	(10,000)
• Dividends collected	48,700	21,271

Net cash (used in) provided by investing activities	(291,341)	145,491

CASH FLOWS FROM FINANCING ACTIVITIES:
• Cash paid for repurchase of Non-Convertible Notes	(12,764)	(4,064)
• Payment of seller financing of Mendoza Plaza Shopping S.A.	(9,090)	—
• Payment of seller financing of Empalme S.A.I.C.F.A. y G.	(6,489)	(5,959)
• Payment of loans for purchase of undeveloped parcels of land	(15,464)	—
• Payment of loans granted by related parties	(6,489)	—
• Proceeds from related parties loans	74,063	—
• Cash from short-term bank debts	45,000	—
• Cash from (payment) of short-term bank loans	54,656	(39,482)
• Payment of cash dividends	(60,238)	(55,721)

Net cash provided by (used in) financing activities	63,185	(105,226)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(163,940)	128,411

(1)	Includes cash and banks and investments (with a realization term not exceeding three months). See note 2.4.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

	03.31.09	03.31.08
Supplemental cash flow information
Cash paid during the period for:
– Interest	46,351	33,692
– Income tax	1,628	8,921
Non-cash activities:
– Offsetting of related parties accounts payable and receivable	—	3,047
– Increase in related parties accounts receivable through a decrease in equity investments	—	6,623
– Decrease in other liabilities through a decrease in other non-current investments	55,386	46,582
– Increase in other receivable and prepaid expenses through a decrease in other liabilities	72	—
– Dividends distribution from subsidiaries, not yet collected	7,288	5,103
– Increase in other receivables and prepaid expenses through a decrease in other liabilities	11,956	—
– Increase in inventory through a decrease in other non-currents investments	4,777	705
– Increase in other liabilities through a decrease in accounts receivable	671	—
– Decrease in non-current investments through an increase in other receivables and prepaid expenses	614	—
– Decrease in accounts receivable through an increase in other receivables and prepaid expenses	10,296	—
– Decrease in non-current investments through a decrease in other receivables and prepaid expenses	9,259	—

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

NOTE 1: PREPARATION OF FINANCIAL STATEMENTS

These unaudited financial statements are stated in thousands of Argentine pesos and have been prepared in accordance with accounting disclosure and valuation standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

Financial statements corresponding to the nine-month periods ended March 31, 2009 and 2008 have not been audited. The Company’s Management considers they include all necessary adjustments to fairly present the results of each period.

Results for the nine-month periods ended March 31, 2009 and 2008 do not necessarily reflect the proportion of the Company’s results for the complete fiscal years.

ACCOUNTING STANDARDS

The National Securities Commission issued General Resolutions Nos. 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are of obligatory application for fiscal years or interim periods corresponding to years started as from January 1, 2006.

The main effect generated by the application of these new standards on these unaudited financial statements is related to the treatment of the adjustment for inflation in calculating the deferred income tax.

According to the terms of the previously referred resolutions of the National Securities Commission, the Company has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of March 31, 2009 that the adoption of the criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 82,382, approximately, which should be charged to results of previous years for Ps. 87,096 (loss) and to results of the year for Ps. 4,714 (gain).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 1: (Continued)

(ii)	a decrease in assets for equity investments of Ps. 32,532, approximately, arising from applying such criteria to subsidiary companies, which should be charged to results of previous years for Ps. 35,359 (loss) and to results of the year for Ps. 2,827 (gain).

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount	Amount arising from equity investments
No fixed term	19,928	3,365
2009	3,890	3,890
2010	3,890	3,890
2011	3,890	3,890
2012	3,890	3,890
2013	3,890	3,826
In greater than 2014	43,004	9,781

	82,382	32,532

COMPARATIVE INFORMATION

The comparative information at June 30, 2008 and March 31, 2008 included in these unaudited financial statements arise from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current year presentation.

NOTE 2: MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 2: (Continued)

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistic and Census.

2.	Use of estimates

The preparation of these unaudited financial statements requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of the unaudited financial statements, as well as income and expenses recorded during the period. The Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the current value of the assets and liabilities acquired in business combinations, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these unaudited financial statements.

3.	Revenue recognition

3.1.	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 2: (Continued)

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

3.2.	Revenues and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	The sale has been consummated.

2.	Sufficient evidence exists to demonstrate the buyer’s payment ability and intention.

3.	The Company’s receivable is not subject to future subordination.

4.	The Company has transferred the property to the buyer.

4.	Cash and banks

Cash on hand was computed at nominal value.

For the purposes of disclosing the Statement of Cash Flows, the Company considers all liquid investments originally maturing in or before three months as cash equivalents. As from the quarter ended December 31, 2008, the Company has adopted more conservative criteria, adapting to the rules of the international enforcement agency.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 2: (Continued)

5.	Investments

5.1.	Current investments

Mutual funds have been valued at quotation value in force at the end of the period/year.

Time deposits have been valued at its face value plus accrued interest at the end of the period/year.

Government bonds have been valued at quotation value at the end of the period/year.

See the breakdown of current investments in Schedule D.

5.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. Furthermore, it includes the higher price paid for the purchase of the shares and the goodwill originated in the various acquistions of companies. See the breakdown of non-current investments in Schedule C.

The acquisitions of companies were booked under the “acquisition method” as established by Technical Resolution No. 18. All assets and liabilities acquired from independent third parties were adjusted to reflect their current value. In such sense, the Company identified assets and liabilities acquired, including intangibles assets such as: lease agreements acquired at conditions higher or lower than those of the market, costs to execute current lease agreements (the latter being the market cost that the Company avoids to incur for acquiring effective lease agreements) and the intangible value of customer relations. This identification process and the respective determination of current values require complex judgments and significant estimates.

The Company used the information contained in the valuations carried out by independent experts as primary base to assign the paid price to the plot of land and building acquired. The amount assigned to the remaining assets and liabilities is based on independent valuations or in the Company’s own analysis with comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it were empty.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 2: (Continued)

As provided by Technical Resolution No. 21, if the value of tangible and intangible assets and liabilities exceed the price paid, intangible assets acquired are not recognized as it would lead to increase the negative goodwill generated by these acquisitions upon the purchase.

5.3.	Land reserve

Those reserves to be used in the development of commercial centers, sale and/or improvements are valued at acquisition cost, restated in accordance with Note 2.1., or at the estimated market value, the lesser one.

The above mentioned reserves are transferred to inventories when its marketing is decided or fixed assets at the time the building of the commercial centre begins.

The values thus obtained do not exceed their respective recoverable values estimated at the end of the period/year.

See the breakdown of investments in land reserve in Schedule D.

6.	Inventory

Real estate acquired for development and further sale is classified as inventory.

Inventories, mainly, have been valued at their acquisition and development cost, adjusted for inflation as mentioned in Note 2.1., net of the corresponding allowances for impairment, if applicable.

Inventories on which pre-payments were received that fix prices, and the contractual conditions of the operation ensures the consummation of the sale and the respective gain, are valued at net realizable value at year-end. The result arising from such valuation is disclosed in “Gain from recognition of inventories at net realizable value” of the Statement of income.

The net carrying value of properties, in the aggregate, does not exceed their estimated recoverable value.

Units under construction

The Company has the right to receive units to be constructed with respect to the barters subscribed with Condominios del Alto S.A. (Note 18). This right has been valued in accordance with the accounting measurement criterion of inventories to receive, as above mentioned, and is disclosed in “Inventory”.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 2: (Continued)

7.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 2.1., less accumulated depreciation and the corresponding allowances for impairment, when applicable.

Furthermore, there is a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 3,953, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up.

Depreciation expenses are calculated using the straight-line method over the estimated useful life assigned to the assets, using the criterion of full month of addition. The useful life assigned to fixed assets is revised periodically. Depreciation rates are shown in Schedule A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at the end of the period/year.

8.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.1., net of accumulated amortization. See the breakdown of intangible assets in Schedule B.

8.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

8.2.	Pre-operating expenses

Pre-operating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers, adjusted for inflation as mentioned in Note 2.1. These expenses are amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 2: (Continued)

The net carrying value of the intangible assets does not exceed its estimated recoverable value at the end of the period/year.

9.	Goodwill

This item represents the difference between the purchase price and the current value (determined as described in Note 2.5.2) of assets acquired restated for inflation as mentioned in Note 2.1. Goodwill recorded by the purchase of shares in Fibesa S.A. and Emprendimiento Recoleta S.A. is being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded by the purchase of shares of Empalme S.A.I.C.F.A. y G., is amortized over a sixteen-year term and the goodwill recorded by the purchase of shares of Mendoza Plaza Shopping S.A., is amortized over a nineteen-year term.

The goodwill related to the affiliate Tarshop S.A. has been determined due to an increase in the equity interest that took place during this period. As regards this goodwill, the Company is currently analyzing the current value of assets and liabilities acquired under Technical Resolution No. 21, point 1.3.1.2 “Subsequent adjustments related to the acquisition time”.

Goodwill generated by acquiring interests in the companies have been disclosed in the account equity investments (Schedule C).

Amortization is shown in “(Loss) income on equity investees” in the Statements of Income (Note 6).

10.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus, as it corresponds, financial gain or loss.

11.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at the end of the period/year.

The detail of the assets and liabilities in foreign currency is disclosed in the Schedule G.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 2: (Continued)

12.	Receivables from leases and services and trade accounts payable

Receivables from leases and services and trade accounts payable are disclosed at values representative of the cash price estimated at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

13.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at that time. Arm’s length transfers not containing interests are disclosed at current value at the end of the period/year.

14.	Other receivables and liabilities

•	Sundry current receivables and payables and the customer advances were valued at their nominal value plus financial charges accrued at the end of the period/year, when applicable.

•	As established by the professional accounting principles, deferred tax assets and liabilities have not been discounted.

15.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 2: (Continued)

16.	Allowances and provisions

•

For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence.

•	For impairment of assets: The Company analyzes the recoverability of its assets when there are facts or circumstances which might indicate that the accounting value exceeds its recoverable value.

In these cases, for the shopping centers the Company has estimated the recoverable value of them based on the value of their economic use. Such value is determined on the basis of projections of future discounted cash flows. For the remaining goods (inventories and other fixed assets) the Company compares market values determined on the basis of comparable property values. If there are increases in the recoverable value of the assets previously impaired, the Company accounts for the pertinent recoveries in accordance with the accounting standards requirements.

•

For contingencies: set up to cover contingencies that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered.

At the date of issuance of these unaudited financial statements, the Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

Increases and decreases in allowances for the nine-month period ended March 31, 2009 and the fiscal year ended June 30, 2008 are detailed in Schedule E.

17.	Income tax

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 9.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 2: (Continued)

18.	Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the period/year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

19.	Derivative financial instruments

The Company uses certain financial instruments as supplement to reduce its financing costs. The Company does not engage in negotiation or any other speculative use of these financial instruments.

The detail of the Company’s activities with derivative financial instruments is included in Note 20.

Assets and/or liabilities originated from coverage operations are related to forward and sale contracts of foreign currency and have been valued at estimated settlement cost. See Notes 3.c) and 3.j).

Differences arising during the period from applying the detailed measurement criterion have been recognized in financial loss generated by assets.

20.	Shareholders’ equity

As mentioned in Note 2.1., Shareholders’ equity accounts were restated in constant currency until February 28, 2003. The “Common Stock” account is stated at historical nominal value. Subsequent movements are shown in current currency units of the month to which they correspond.

The appraisal revaluation reserve corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.7.

21.	Results for the period

Statements of income accounts are shown in currency of the month to which they correspond, except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 2: (Continued)

22.	Advertising expenses

The Company recognizes expenses advertising and promotion costs as the contracted services are used.

23.	Vacation expenses

Vacation expenses are fully accrued in the period of service giving rise to the right to enjoy vacation.

NOTE 3: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	03.31.09	06.30.08
Cash in local currency	201	207
Cash in foreign currency (Schedule G)	53	28
Bank accounts in local currency	166	19,311
Bank accounts in foreign currency (Schedule G)	2,030	4,056

Total cash and banks	2,450	23,602

b)	Accounts receivable, net:

	03.31.09	06.30.08
Current
Related parties (Note 5)	12,705	25,666
Checks to be deposited	22,835	27,663
Leases and services receivable (Schedule G)	28,943	27,675
Debtors under legal proceedings	18,915	17,062
Pass-through expenses receivable	16,792	7,533
Notes receivable (Schedule G)	1,867	3,581
Credit card	675	—
Mortgages receivable Torres de Abasto	518	496
Less:
Allowance for doubtful accounts (Schedule E)	(25,279)	(22,178)

Total	77,971	87,498

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 3: (Continued)

	03.31.09	06.30.08
Non-current
Notes receivable	828	485
Mortgages receivable Torres de Abasto	205	283
Leases and services receivable	58	17

Total	1,091	785

Total accounts receivable, net	79,062	88,283

c)	Other receivables and prepaid expenses, net:

	03.31.09	06.30.08
Current
Related parties (Note 5)	23,094	17,494
Income tax credits, net	11,943	—
Prepaid expenses (Schedule G)	11,429	10,851
Dividends receivable (Note 5)	7,288	—
Loans granted (Note 17 and Schedule G)	3,113	1,085
Fees advanced to Directors, net (Note 5)	2,900	—
Prepaid services	1,620	2,975
Coverage operations (Note 20)	1,099	—
Other tax credits – Gross revenue tax	506	1
Other tax credits	375	483
Prepaid gross revenue tax	374	322
Other prepaid tax	301	151
Guarantee deposits (i)	90	146
Recoverable expenses	—	16
Others	93	407

Total	64,225	33,931

Non-current
Related parties (Note 5)	10,901	—
MPIT	6,133	—
Mortgages receivable	2,208	2,208
Allowance for doubtful mortgage receivable (Schedule E)	(2,208)	(2,208)
Prepaid gross revenue tax	455	448

Total	17,489	448

Total other receivables and prepaid expenses, net	81,714	34,379

(i)	Includes deposits which are restricted (see Note 7.a).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 3: (Continued)

d)	Inventory:

	03.31.09	06.30.08
Current
Resale merchandise	300	194
Torres de Abasto (i)	—	325

Total	300	519

Non-current
Units under construction (Note 18)	11,023	3,379

Total	11,023	3,379

Total Inventory	11,323	3,898

(i)	It is disclosed net of the allowance for impairment of Ps. 82 as of June 30, 2008. (See Schedule E).

e)	Trade accounts payable:

	03.31.09	06.30.08
Related parties (Note 5)	11,978	6,300
Accruals (Schedule G)	10,711	13,805
Suppliers (Schedule G)	9,733	14,223
Foreign suppliers (Schedule G)	—	41
Others	538	128

Total trade accounts payable	32,960	34,497

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 3: (Continued)

f)	Short-term and long-term debt:

	03.31.09	06.30.08
Short-term debt
– Banks
Overdrafts	54,656	—
Banco Nación	30,000	—
Banco Ciudad	15,000	—
Bank interests	384	—

Subtotal	100,040	—

– Financial
Non-Convertible Notes (iii)	39,765	—
Accrued interest on Non-Convertible (Note 5 and Schedule G) (iii)	17,745	4,832
Mortgage loans for the acquisitions of Beruti plot of land (v) (Schedule G)	14,828	10,781
Accrued interest on Convertible Notes (i) (Note 5 and Schedule G)	3,418	6,537
Seller financing for the acquisition of Mendoza Plaza Shopping S.A. (iv) (Schedule G)	—	9,090
Seller financing for the acquisition of Empalme S.A.I.C.F.A. y G. - Principal (ii) (Schedule G)	—	5,748
Seller financing for the acquisition of Empalme S.A.I.C.F.A. y G. - Accrued interest (ii) (Schedule G)	—	3
Deferred debt costs	(926)	(1,198)
Others	91	90

Subtotal	74,921	35,883

Total	174,961	35,883

Long-term debt
– Financial
Non-Convertible Notes (Note 5 and Schedule G) (iii)	527,213	511,420
Convertible Notes (i) (Note 5 and Schedule G)	175,687	142,865
Mortgage loans for the acquisitions of Beruti plot of land (v) (Schedule G)	—	12,431
Deferred debt costs	(3,729)	(4,605)

Total	699,171	662,111

Total short-term and long-term debt	874,132	697,994

(i)	See Note 10.

(ii)	As of June 30, 2008 represented the amount owed for the acquisition of the Empalme S.A.I.C.F.A. y G. shareholding. This loan accrued 6% nominal annual interest and was paid in four installments of USD 1.9 million each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008. (See Note 12).

(iii)	See Note 16.

(iv)	See Note 22.

(v)	See Note 24.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 3: (Continued)

g)	Salaries and social security payable:

	03.31.09	06.30.08
Provision for annual complementary salary, vacation and bonuses	6,047	11,906
Social security payable	1,214	1,597
Salaries payable	27	—
Others	153	317

Total salaries and social security payable	7,441	13,820

h)	Taxes payable:

	03.31.09	06.30.08
Current
Tax payment facilities plan for income tax payable (ii)	17,581	—
Tax payment facilities plan for Value Added Tax (VAT) payable	15,551	—
MPIT	6,133	—
Tax amnesty plan for income tax payable (i)	1,716	22,150
Gross revenue tax withholdings	1,224	837
Provision for tax on personal assets of shareholders	651	259
Gross revenue tax payable	402	355
Tax amnesty plan for gross revenue tax payable	304	288
Other taxes payable	204	244
Income tax withholdings	27	1,037
Value Added Tax (VAT) payable, net	—	4,704

Total	43,793	29,874

Non-current
Tax amnesty plan for income tax payable (i)	14,539	—
Deferred income tax (Note 9)	5,633	13,310
Tax amnesty plan for gross revenue tax payable	1,380	1,610

Total	21,552	14,920

Total taxes payable	65,345	44,794

(i)	See Note 4.l) (i) to the unaudited consolidated financial statements.

(ii)	Includes Ps. 3,454 related to the presentation mentioned in Note 4.l) (i) to the unaudited consolidated financial statements.

i)	Customer advances:

	03.31.09	06.30.08
Current
Admission rights	24,943	21,478
Customer advances (Schedule G)	9,064	11,177
Lease and pass–through expenses advances (i)	8,082	11,473
Guarantee deposits	1,701	1,226
Related parties (Note 5)	—	42

Total	43,790	45,396

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 3: (Continued)

	03.31.09	06.30.08
Non-current
Admission rights	30,333	29,878
Lease and pass–through expenses advances (i)	6,777	8,749

Total	37,110	38,627

Total customer advances	80,900	84,023

(i)	The balance of lease and pass – through expenses advances includes Ps. 300 and Ps. 3,472 current and non-current, respectively, related to advances received from Hoyts Cinemas for the construction of the cinema theater complexes at the Alto Noa shopping center.

These advances accrue interest at six-month LIBOR plus 2-2.25 points. As of March 31, 2009 the six-month LIBOR was 1.742%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting lease amounts for the space used by Hoyts Cinemas.

j)	Other liabilities:

	03.31.09	06.30.08
Current
Provision for donations committed (Note 5)	1,618	2,401
Related parties (Note 5)	671	18
Withholdings and guarantee deposits	364	336
Contributed leasehold improvements (i)	157	702
Accrual for Directors’ fees (Note 5)	—	8,549
Fees advances to Directors (Note 5)	—	(1,193)
Coverage operations	—	4,600

Total	2,810	15,413

Non-current
Related parties (Note 5)	9,781	—
Contributed leasehold improvements (i)	262	—
Directors’ guarantee deposits (Note 5)	12	12

Total	10,055	12

Total Other liabilities	12,865	15,425

(i)	As of June, 30 2008 contributed leasehold improvements relate to improvements made in charge of a tenant in the general area of the Abasto Shopping Center. As of March 31, 2009 contributed leasehold improvements relate to the construction of facilities in charge of a tenant in the parking lots of the Paseo Alcorta Shopping. The Company has recorded the installations as fixed assets based on construction costs incurred with a corresponding liability. Revenues are charged to income over the term of lease. Such accrued revenues were not significant during the nine-month period ended March 31, 2009 and the fiscal year ended June 30, 2008.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 3: (Continued)

k)	Provisions:

	03.31.09	06.30.08
Current
Provision for contingencies (i) (Schedule G and E)	—	123

Total	—	123

Non-current
Provision for contingencies (i) (Schedule E)	3,089	4,580

Total	3,089	4,580

Total provisions	3,089	4,703

(i)	In the opinion of the Management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these contingencies.

l)	Other income (expenses), net:

	03.31.09	03.31.08
Recovery of provision for contingencies (Schedule E)	1	—
Tax on personal assets of Shareholders (Note 5)	(392)	(404)
Donations (Note 5)	(161)	(63)
Recovery of doubtful recoverable expenses	—	4,710
Others	11	(145)

Total other income (expenses), net	(541)	4,098

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

NOTE 4: COMMON STOCK

As of March 31, 2009, the capital stock consisted of 782,064,214 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Shares issued for cash	38	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.02
Shares issued for cash	8,206	(*)

	78,206

(*)	Capital subscribed in connection with the conversion of unsecured convertible notes. See Note 10.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally; the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited financial statements (Continued)

(Expressed in thousands of Argentine pesos)

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the period ended		Balance receivable (payable) as of
			03.31.2009	03.31.2008	03.31.2009	06.30.2008
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current trade accounts payable	—	—	(6,663)	(3,171)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivable and prepaid expenses	—	—	—	20
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt - Convertible Notes	—	—	(2,297)	(4,393)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt - Convertible Notes	—	—	(118,066)	(96,008)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(37,929)	(9,870)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(1,725)	(636)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt – Non-Convertible Notes	—	—	(3,177)	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt - Non-Convertible Notes	—	—	(103,743)	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current accounts receivable	—	—	2,783	1,713
Parque Arauco S.A.	Shareholder	Short-term debt - Convertible Notes	—	—	(1,120)	(2,142)
Parque Arauco S.A.	Shareholder	Long-term debt - Convertible Notes	—	—	(57,557)	(46,805)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(14,793)	(4,812)	—	—
Other shareholders	Shareholders	Other expenses, net- Tax on personal assets of shareholders	(392)	(404)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
Tarshop S.A.	Subsidiary	Leases and services	613	955	—	—
Tarshop S.A.	Subsidiary	Interest income	1,532	650	—	—
Tarshop S.A.	Subsidiary	Other current receivable and prepaid expenses	—	—	22,349	10,216
Tarshop S.A.	Subsidiary	Current customers advances	—	—	—	(21)
Tarshop S.A.	Subsidiary	Shared services - Salaries and bonuses	133	219	—	—
Tarshop S.A.	Subsidiary	Current accounts receivable	—	—	2,012	448
Mendoza Plaza Shopping S.A.	Merged into Shopping Alto Palermo as from 01.01.09	Current trade accounts payable	—	—	—	(178)
Mendoza Plaza Shopping S.A.	Merged into Shopping Alto Palermo as from 01.01.09	Current accounts receivable	—	—	—	1,031
Mendoza Plaza Shopping S.A.	Merged into Shopping Alto Palermo as from 01.01.09	Other current liabilities	—	—	—	(9)
Mendoza Plaza Shopping S.A.	Merged into Shopping Alto Palermo as from 01.01.09	Interest and exchange differences with related parties	(30)	—	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(357)	(193)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees – Leases and services	108	108		—
Emprendimiento Recoleta S.A.	Subsidiary	Current accounts receivable	—	—	650	1,654
Emprendimiento Recoleta S.A.	Subsidiary	Other current liabilities	—	—	(667)	—
Fibesa S.A.	Subsidiary	Interest and exchange differences with related parties	(118)	—	—	—
Fibesa S.A.	Subsidiary	Administration fees – Leases and services	90	90	—	—
Fibesa S.A.	Subsidiary	Current accounts receivable	—	—	200	87
Fibesa S.A.	Subsidiary	Current trade accounts payable	—	—	—	(11)
Fibesa S.A.	Subsidiary	Interest income	—	42	—	—
Fibesa S.A.	Subsidiary	Other current liabilities	—	—	—	(9)
Fibesa S.A.	Subsidiary	Other non-current liabilities	—	—	(3,756)	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Current accounts receivable	—	—	3	14
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Administration fees - Leases and services	—	3	—	—
Panamerican Mall S.A.	Subsidiary	Interest income	—	35	—	—
Panamerican Mall S.A.	Subsidiary	Current accounts receivable	—	—	1,951	3,314
Panamerican Mall S.A.	Subsidiary	Current trade accounts payable	—	—	(12)	(9)
Panamerican Mall S.A.	Subsidiary	Other current liabilities	—	—	(4)	—
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Current accounts receivable	—	—	563	417
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Current trade accounts payable	—	—	(3)	(2)
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Administration fees – Leases and services	32	35	—	—
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Interest and exchange differences with related parties	(317)	—	—	—
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Other non-current liabilities	—	—	(6,025)	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited financial statements (Continued)

(Expressed in thousands of Argentine pesos)

NOTE 5: (Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the period ended		Balance receivable (payable) as of
			03.31.2009	03.31.2008	03.31.2009	06.30.2008
Shopping Alto Palermo S.A.	Subsidiary	Other current receivable and prepaid expenses	—	—	—	2,888
Shopping Alto Palermo S.A.	Subsidiary	Other receivable and prepaid expenses – Dividends to collect	—	—	7,288	—
Shopping Alto Palermo S.A.	Subsidiary	Interest and exchange differences with related parties	(1,723)	(71)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Current trade accounts payable	—	—	(1,931)	(1,249)
Shopping Alto Palermo S.A.	Subsidiary	Interest income	605	—	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivable and prepaid expenses	—	—	10,901	—
Shopping Alto Palermo S.A.	Subsidiary	Current accounts receivable	—	—	717	11,172
Shopping Neuquén S.A.	Subsidiary	Current accounts receivable	—	—	28	2
Empalme S.A.I.C.F.A. y G.	Merged into Shopping Alto Palermo as from 01.01.09	Current accounts receivable	—	—	—	1,345
Empalme S.A.I.C.F.A. y G.	Merged into Shopping Alto Palermo as from 01.01.09	Other current receivable and prepaid expenses	—	—	—	3,528
Empalme S.A.I.C.F.A. y G.	Merged into Shopping Alto Palermo as from 01.01.09	Interest income	3	350	—	—
	OTHER RELATED PARTIES				—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	2,823	4,186
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(2,115)	(816)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(1,916)	1	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	462	949	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt Non-Convertible Notes	—	—	(570)	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt Non-Convertible Notes	—	—	(18,600)	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(523)	(341)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(491)	(379)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	30	7
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	—	1	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(6)	(31)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current trade accounts payable	—	—	(169)	(163)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Administration fees – Leases and services	(1,300)	(985)	—	—
Directors	Directors	Short-term debt - Convertible Notes	—	—	(1)	(1)
Directors	Directors	Long-term debt - Convertible Notes	—	—	(37)	(30)
Directors	Directors	Other non-current liabilities	—	—	(12)	(12)
Directors	Directors	Interest and exchange differences with related parties	(9)	(3)	—	—
Directors	Directors	Administration fees - Directors’ fees	(7,783)	(6,113)	—	—
Directors	Directors	Other current receivables- Advances for Directors’ fees, net	—	—	2,900	—
Directors and management	Directors	Other current liabilities – Fees payable	—	—	—	(7,356)
Directors and management	Directors	Other current receivable and prepaid expenses	—	—	18	17
Loans to the personnel	Personnel	Other current receivable and prepaid expenses	—	—	727	825
Loans to the personnel	Personnel	Interest income	48	51	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities – Donations payable	—	—	(1,618)	(2,401)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other income (expense), net- Donations	(161)	(63)	—	—
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	791	143
Directores de Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt - Convertible Notes	—	—	—	(1)
Directores de Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt - Convertible Notes	—	—	(27)	(22)
Directores de Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(7)	(2)	—	—
Cactus S.A.	Subsidiary of Cresud S.A.	Current accounts receivable	—	—	13	10
Futuros y Opciones S.A.	Subsidiary of Cresud S.A.	Current accounts receivable	—	—	5	4
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	1	1
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current customers advances	—	—	—	(21)
Rummaalá	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	1	1

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited financial statements (Continued)

(Expressed in thousands of Argentine pesos)

NOTE 5: (Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the period ended		Balance receivable (payable) as of
			03.31.2009	03.31.2008	03.31.2009	06.30.2008
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	124	109
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(200)	(136)
Consorcio de Propietarios Libertador 498	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	10	8
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	1	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

(Expressed in thousands in Argentine Pesos)

NOTE 6: NET (LOSS) INCOME ON EQUITY INVESTMENTS

The breakdown of the net (loss) income on equity investments is the following:

	03.31.09	03.31.08
(Loss) Income on equity investments	(32,206)	28,946
Amortization of goodwill and higher values	(1,804)	(2,535)

Total	(34,010)	26,411

NOTE 7: RESTRICTED ASSETS

The Company owns the following restricted assets:

a)	As of March 31, 2009, in other current receivables, the Company has deposits that are restricted in accordance with the following amounts:

i)	Ps. 52 concerning the case “Palma Claudio with Alto Palermo S.A. about dismissal”.

ii)	Ps. 18 concerning the case “Chavez Andrés Ramiro with Alto Palermo S.A. about dismissal”.

b)

As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of March 31, 2009 amounts to Ps. 36,741 (disclosed in the “Non-current investments”). (See Schedule D).

c)	As of June 30, 2008 in other non-current investments, there were Ps. 34,073 related to the shares of Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo as from January 1st, 2009), which were pledged. The above mentioned pledge was cancelled with the payment of the last installment of the loan in December, 2008. (See Note 12) (See Schedule C).

d)	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta has been encumbered for an amount of Ps. 180 (disclosed in “Fixed assets”). (See Schedule A).

e)	As of March 31, 2009, the plot of land located at Beruti 3351/59, Buenos Aires City, is encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance as of the date of purchase for USD 8.9 million. See note 24.

NOTE 8: EARNINGS PER SHARE

Below is reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming that the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Unsecured Convertible Notes into ordinary shares at the beginning of the period.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

(Expressed in thousands in Argentine Pesos)

NOTE 8: (Continued)

	03.31.09 (in thousands)	03.31.08 (in thousands)
Weighted-average outstanding shares	782,064	782,064
Weighted-average diluted ordinary shares	2,210,709	2,242,824

Below is reconciliation between net (loss) income for the periods and the net (loss) income used as basis for calculation of the basic and diluted (loss) earnings per share.

	03.31.09	03.31.08
Net (loss) income for calculation of basic (loss) earnings per share	(38,452)	69,392
Interest – Unsecured Convertible Notes	12,332	11,145
Exchange difference	32,823	3,542
Income tax	(15,804)	(5,140)

Net (loss) income for calculation of diluted (loss) earnings per share	(9,101)	78,939

Net basic (loss) earnings per share	(0.0492)	0.0887
Net diluted (loss) earnings per share	(0.0041)	0.0352

NOTE 9: DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period	Balances at the end of period
Cash and banks	8	(149)	(141)
Accounts receivable	2,083	602	2,685
Other receivables	(1,591)	(20)	(1,611)
Inventory	(933)	(1,871)	(2,804)
Fixed assets	(8,253)	44	(8,209)
Other investments	(6,290)	(22,822)	(29,112)
Short-term and long-term debt	(2,090)	475	(1,615)
Customer advances	—	19,346	19,346
Salaries and social security payable	524	841	1,365
Other liabilities	840	(274)	566
Provisions	1,645	(564)	1,081
Tax loss carryforwards	747	12,069	12,816

Total net deferred tax liabilities	(13,310)	7,677	(5,633)

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

(Expressed in thousands in Argentine Pesos)

NOTE 9: (Continued)

The detail of income tax accumulated losses not expired that have not yet been used as of the period amount to Ps. 36,617 and may be compensated with future taxable income according to the following detail:

Fiscal year of origin	Amount	Prescription fiscal year
06.30.2006	230	06.30.2011
06.30.2007	935	06.30.2012
06.30.2008	970	06.30.2013
06.30.2009	34,482	06.30.2014

	36,617

Below is reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income before taxes:

Items	03.31.09		03.31.08
Net (loss) income for the period (before income tax)		(30,397)	101,402
Current income tax rate		35%	35%

(Loss) Income for the period at the tax rate		(10,639)	35,491
Permanent differences at the tax rate:
-Restatement into constant currency (2)		9,553	7,671
-Amortization of intangible assets		5	6
-Difference between affidavit and provision		253	—
-Donations		330	542
-Non-deductible expenses		284	—
-Director’s fees		2,539	—
-Results on equity investments		8,117	(11,924)
-Loss for tax facilities plan (Law No. 26,476)		(2,376)	—
-Others		(11)	224

Total income tax charge for the period	(1)	8,055	32,010

(1)	Includes Ps. (7,677) related to deferred tax and Ps. 15,732 related to current income tax.

(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

NOTE 10: ISSUANCE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of Unsecured Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.1 each. That Series was fully subscribed and paid up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

(Expressed in thousands in Argentine Pesos)

NOTE 10: (Continued)

The main issue terms and conditions of the Unsecured Convertible Notes are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006 the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the Unsecured Convertible Notes have been classified as non-current in these unaudited financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no impact on the unaudited financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of March 31, 2009 holders of Unsecured Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of USD 2.8 million leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

As of March 31, 2009 Unsecured Convertible Notes amounted to USD 47.2 million.

On January 19, 2009 the thirteenth interest installment was cancelled by an amount of USD 2.4 million.

NOTE 11: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

NOTE 12: ACQUISITION OF CORDOBA SHOPPING

On July 7, 2006, Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. entered into a share purchase agreement to acquire the shares of Empalme S.A.I.C.F.A. y G., owner of Córdoba Shopping Villa Cabrera. Such transaction was subject to certain events of default, among which, the approval by the National Anti-Trust Commission, which was formally granted and notified on December 20, 2006.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

(Expressed in thousands in Argentine Pesos)

NOTE 12: (Continued)

The price agreed upon for such transaction was set a gross amount of USD 12 million plus a variable amount resulting from the adjustment after the year-end (originally provided in the agreement) which was established for Ps. 3,961. The Company was included in APSA’s financial statements as from December 31, 2006. During December 2008, APSA and Shopping Alto Palermo S.A. have paid USD 2.1 million related to the fourth installment of capital and interest. To secure the unpaid purchase price, it had been pledged in favor of the sellers 100% of Empalme’s shares. With the fourth installment cancellation, the encumbrance was lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba. This investment represents a growing opportunity in the commercial centers segment in line with the expansion strategy and presence in the principal markets inside the country.

As from January 1, 2009, Empalme S.A.I.C.F.A. y G. merged into Shopping Alto Palermo S.A.. See Note 13 to the unaudited consolidated financial statements.

NOTE 13: ACQUISITION OF THE BUILDING KNOWN AS EX ESCUELA GOBERNADOR VICENTE DE OLMOS (CITY OF CORDOBA)

In November 2006, Alto Palermo S.A. participated in a public bidding organized by the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building covers 5,147 square meters and part of the commercial center known as “Patio Olmos” is currently operating in the building, developed in four commercial plants and two parking basements. The commercial center also includes two neighbour buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement agreements.

The building is under a concession agreement, which the Company was assigned, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 205 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 235 month.

The offer made by the Company to purchase such property was Ps. 32,522, payable as follows: 30%, or Ps. 9,772 upon being awarded and the remaining balance of Ps. 22,750 upon signing the ownership title deed.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

(Expressed in thousands in Argentine Pesos)

NOTE 13: (Continued)

On November 20, 2006, the Company was notified that the bid had been awarded, having paid in due course 30% of the price offered according to the terms provided in the bidding terms and conditions.

Likewise, on January 15, 2007, the Company was notified by the National Anti-Trust Commission of two claims made with such agency by an individual and by the commercial center concession agent as regards this transaction. On February 1, 2007, such claims were responded.

On June 26, 2007, the Company was notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry of the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No 25,156 (C 1163)” under section 30 Law No. 25,156.

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Patio Olmos commercial center is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22,750 was cancelled. As of March 31, 2009, the Company has recorded this transaction as non-current investments. (Schedule D).

On January 24, 2008 the Company has received a note of the National Anti-Trust Commission, record No. S01/0477593/2007 (DP N° 38) by which it is requested to report and deliver the pertinent documentation on the matter related to such operation.

On November 8, 2007, Law No. 9,430 declared that two (2) rehearsal halls of about 400 square meters and 531 square meters each were of public usefulness and subject to expropriation. These two areas are located in the property acquired by the tender, but are not part of the leased areas and, consequently, were acquired with such property, establishing also that the real property to be subdivided to proceed to the partial expropriation provided.

On August 21, 2008, Alto Palermo challenged the valuation for Ps. 533 carried out by Consejo General de Tasaciones de la Provincia de Córdoba (General Valuation Office for the Province of Córdoba) under the previously mentioned expropriation. To date, Alto Palermo is waiting that the Province of Córdoba initiates the respective expropriation trial.

It should be noted that the agreed upon covenants by the Province and the Company upon the acquisition established that the use of the portion of the expropriated property was reserved for the Province of Córdoba through the year 2032 for the use of such rehearsal halls.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

(Expressed in thousands in Argentine Pesos)

NOTE 14: NEW COMMERCIAL DEVELOPMENT

Panamerican Mall S.A. (PAMSA), a company organized in November 2006 between Alto Palermo S.A. (APSA) and Centro Comercial Panamericano S.A. (CCP), with 80% and 20% interests, respectively, is currently developing a new commercial venture in the Saavedra area in Buenos Aires City.

This is one of the Company’s most important projects, and it includes the construction of a shopping center, a hypermarket, a cinema complex and an office building in the neighborhood of Saavedra, City of Buenos Aires. Dot Baires should become synonym with a meeting point, the “gateway” to the City of Buenos Aires. Dot Baires will be the largest shopping center in the City of Buenos Aires in terms of square meters. The project will have 13,193 square meters for a hypermaket and 37,890 square meters of leaseable area, including a 8,849 square meter anchor store. Its opening is scheduled for May 13. 2009.

Total contributions made by shareholders as regards this project amounts to Ps. 473,052 as of the closing date of these financial statements.

In February 2009, a court ruling provided a restriction to open the shopping mall until some works agreed upon by the Buenos Aires City Goverment and the previous owner of the plot of land where the work is carried out are performed. The Company was unable to carry out such works as the Buenos Aires City Government had not made available the plots of land or the project documentation required for such constructions. To date such restriction to open the shopping mall has been lifted by court order.

NOTE 15: COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT

During the year ended June 30, 2007 the Company has developed the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

(Expressed in thousands in Argentine Pesos)

NOTE 15: (Continued)

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	regular retirement under applicable labor regulations

•	full or permanent disability or incapacity

•	demise

In the event of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

As of March 31, 2009 the Company’s contributions for the period amount to Ps. 1,581.

NOTE 16: ISSUANCE OF NOTES

On May 11, 2007, Alto Palermo S.A. issued two new series of Notes for a total amount of USD 170 million. Series I relates to the issuance of USD 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. On November 11, 2008 the third interest installment was cancelled by an amount of USD 4.7 million. The principal of this series shall be fully paid upon maturity. Series II relates to the issuance of Ps. 154,020 (equivalent to USD 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

These issuances constitute Series I and II within the Global Issuance Program of Notes for a face value of up to USD 200 million (the “Program”) authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

(Expressed in thousands in Argentine Pesos)

NOTE 16: (Continued)

During the nine-month period ended March 31, 2009, the Company re-purchased USD 3 million of Series II Notes and USD 5 million of Series I Notes, which have been valued at face value and are disclosed netting the current and non-current capital and interest owed. Such repurchases generated an income of Ps. 13,202, disclosed in the account Financial loss generated by liabilities. As of March 31, 2009, total Series II and Series I Notes repurchased amount to USD 4.8 million and USD 5 million, respectively.

During the nine-month period ended March 31, 2009, IRSA purchased Series I Notes for a face value of USD 27.9 million. Likewise Cresud purchased Series I Notes for a face value of USD 5 million.

Additionally, subsequent to period end, IRSA purchased Series I Notes for a face value of USD 11.8 million and Series II Notes for a face value of USD 15.1 million.

NOTE 17: EXERCISE OF OPTION

During August 2007, the Company exercised an option for subscription of new shares representing 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the Autonomous City of Buenos Aires.

This option is subject to the fulfillment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Anti-Trust Commission, among other, which to the date of issuance of these unaudited financial statements have not yet been complied with.

The price of the option was fixed in USD 0.6 million and it has been fully cancelled.

If the above-mentioned conditions are complied with, the Company will make a total investment of USD 24.4 million.

As of the closing date of these unaudited financial statements the Company granted loans for the amount of USD 0.8 million.

This option has been accounted for in Non-Current Investment. (Schedule D).

NOTE 18: BARTER TRANSACTION AGREEMENT

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. a barter contract in connection with an own building, plot 2 G, located in the City of Rosario, Province of Santa Fe, Argentina.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

(Expressed in thousands in Argentine Pesos)

NOTE 18: (Continued)

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company, of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85 % of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) parking spaces, which represent and will further represent jointly 15 % of the own covered square meters of parking spaces in the same building.

The parties have determined the value of each undertaking in the amount of USD 1.1 million. The previously mentioned operation is disclosed in inventory - units under construction (Note 3.d).

As a complementary consideration in favor of the Company, Condominios del Alto S.A. paid to the Company USD 15,300. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favor of the Company on Plot 2 G in the amount of USD 1.1 million; (ii) established a security insurance of which the Company will be assigner of the insured amount of USD 1.6 million, and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of USD 0.8 million.

The Company also granted Condominios an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for USD 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of the Company of the following future real state: (i) Forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22 % of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) Forty seven (47) parking spaces, which represent and will further represent jointly 22 % of the own covered square meters of parking spaces in the same building.

NOTE 19: ACQUISITION OF A COMMERCIAL CENTER GOODWILL

On December 28, 2007, Alto Palermo S.A. (APSA) signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the parts of the goodwill established by a commercial center where “Soleil Factory” currently develops activities, the transaction being subject to certain conditions. The total price of the operation is USD 20.7 million of which USD 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as an advance for the purchase of fixed assets.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

(Expressed in thousands in Argentine Pesos)

NOTE 19: (Continued)

Once the definitive signature of the goodwill transference has taken place, the remaining amount of USD 12.6 million will accrue 5% annual interest plus VAT, which will be repaid in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

Furthermore, Alto Palermo S.A. (APSA) signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INC the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is USD 1.3 million, of which USD 0.05 million were paid on January 2, 2008. Such disbursement was recorded as an advance for the purchase of fixed assets.

NOTE 20: COVERAGE OPERATIONS

As of March 31, 2009 open operations are the following ones:

Forwards contracts	Bank	Amount (USD)	Maturity	Accumulated gain
Open operations
Purchase	Standard Bank	2,000,000	04.30.09	230
Purchase	Macro	3,000,000	04.30.09	345
Purchase	Santander	5,000,000	04.30.09	524

Total		10,000,000		1,099

The result generated by the mentioned operations is included in Financial gain generated by assets and included a gain of Ps. 9,381 related to cancelled operations and Ps. 1,099 related to open operations.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

(Expressed in thousands in Argentine Pesos)

NOTE 21: DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total area damaged comprised 36 commercial stores and represented 15.7% of the total square meters built. Between the months of August and September 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006, the Company withdrew the proportional part of the fixed assets damaged by the fire in an estimated net book value of Ps. 6,265.

The Company has an insurance coverage against all risks and civil responsibility to cover this type of disaster. As of June 30, 2008 the insurance liquidation process related with the insurance coverage previously mentioned has been finished. The final indemnification amount obtained and collected corresponding to this item amounts to Ps. 10,478.

NOTE 22: INCREASE IN EQUITY INTEREST IN MENDOZA PLAZA SHOPPING S.A.

On September 29, 2004, upon executing the agreement to purchase the capital stock of Mendoza Plaza Shopping S.A., the Company signed an agreement with Inversiones Falabella Argentina S.A. by which this company had an irrevocable right to sell its stock interests in Mendoza Plaza Shopping S.A. (put) to the Company, which may be exercised until the last working day of October 2008, for USD 3 million as expressly established in the agreement.

On June 30, 2008, Inversiones Falabella Argentina S.A. formally notified the put exercise previously granted by which this company sold to Alto Palermo S.A. (APSA) 2,062,883 nonendorsable, registered share of common stock, Class A, with face value of Ps. 1 each and with 5 voting rights per share and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of Ps. 1 each and with 1 voting rights per share , thus acquiring 5% of the share on behalf of Shopping Alto Palermo S.A.

Total shares acquired represented 14.6% of the capital stock of Mendoza Plaza Shopping S.A. at the price of USD 3 million established in the respective option agreement (equivalent to Ps. 9,090). Such price was full paid in by APSA on July 2, 2008, when the respective deed to close between both companies was executed.

The shares acquired on behalf of Shopping Alto Palermo S.A. were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of USD 1 million was returned to APSA on October 2, 2008.

As from January 1st, 2009, Mendoza Plaza Shopping S.A. merged into Shopping Alto Palermo S.A. See Note 13 to the unaudited consolidated financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

(Expressed in thousands in Argentine Pesos)

NOTE 23: SALE OF E-COMMERCE LATINA S.A. SHARES AND PURCHASE OF COMERCIALIZADORA LOS ALTOS S.A. (ALTOCITY.COM S.A.’S CONTINUING COMPANY) SHARES

On November 6, 2007, Alto Palermo S.A. and Shopping Alto Palermo S.A. acquired from E-Commerce Latina S.A. 80% and 10%, respectively, of the shareholding of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) for Ps. 3,264 and Ps. 408, respectively. In the same moment, Alto Palermo S.A. and Shopping Alto Palermo S.A. sold to IRSA Inversiones y Representaciones S.A. and to Patagonian Investment S.A. 90% and 10%, respectively of the total shareholding of E-Commerce Latina S.A. for Ps. 3,146 and Ps. 350, respectively.

Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) is a company that operates as lessee agent, in relation to the group companies and potential tenant of available places in certain commercial centers.

On November 20, 2007, both APSA and SAPSA assigned to E-Commerce Latina S.A. the receivables registered with IRSA Inversiones y Representaciones S.A. and with Patagonian Investment S.A., respectively, in order to partially cancel the debt for the acquisition of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company). On December 21, 2007 the unpaid balance was cancelled.

NOTE 24: ACQUISITION OF PLOT OF LAND

On June 24, 2008, the Company acquired from Dowler Company S.A. the plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz Avenue in Buenos Aires City, near the shopping mall known as “Shopping Alto Palermo S.A.”, a location considered to be strategic for the Company.

The transaction was executed for a total price of USD 17.8 million out of which, as of the closing date of these unaudited financial statements USD 13.35 million had been paid and the remaining unpaid balance will be paid off in one installment of USD 4.45 million, which will due on February 2010 and do not accrue interest. To secure compliance with the settlement of the unpaid balance, the plot of land has been encumbered with a first mortgage in favor of Dowler Company S.A. (Note 7.e). Such plot of land is disclosed in the account non-current investments. See Schedule D.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

(Expressed in thousands in Argentine Pesos)

NOTE 25: BARTER WITH CYRSA S.A.

On September 24, 1997, Alto Palermo S.A (APSA) and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo street, in the Abasto neighbourhood.

On July 31, 2008, a condition barter commitment was executed by which APSA would transfer CYRSA 112 garage parking slot and the rights to increase the height of the property to build two towers building on the previously mentioned property, upon compliance with certain conditions.

In consideration, CYRSA would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will total not less than the amount of four thousand and fifty three with 0.5 proprietary square meters to be built. Likewise, if any, CYRSA would deliver APSA a number of storage units equivalent to 25% all storage units in the future building.

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, CYRSA would pay APSA the amount of USD 0.1 million and would carry out the works at the parking slots that APSA would receive from COTO. This amount would be paid within 30 running days as from the executing the barter deed.

In order for the barter to be effective, certain essential provisions should be complied with by COTO.

Possession of the property will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies CYRSA the compliance of the conditions precedent.

The total amount of the transaction between CYRSA and APSA total USD 5.9 million.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

(Expressed in thousands in Argentine Pesos)

NOTE 26: PURCHASE OF THE ANCHORENA BUILDING

On August 7, 2008, Alto Palermo S.A. signed an agreement by which acquired functional units number one and two with an area of 2,267.5 square meters and 608.37 square meters located at Dr Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to USD 2 million which has been paid on January 15, 2009 when the title deed was signed.

On August 7, 2008, Alto Palermo S.A. signed an agreement by which acquired functional unit number three with an area of 988 square meters, located at Dr Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to USD 1.3 million which has been paid on January 15, 2009 when the title deed was signed.

As of March 31, 2009, the total amount paid for the acquired functional units above mentioned was USD 3.3 million, which is disclosed as fixed assets. (See Schedule A).

NOTE 27: NEGATIVE WORKING CAPITAL

As of the end of the period, the Company carried a working capital deficit of Ps. 137,646, whose treatment is being considered by the Board of Directors and the respective Management.

NOTE 28: FINANCIAL AND CAPITAL MARKET SITUATION

Over the last few months, the financial markets of the main countries in the world have been affected by volatility, illiquidity, lack of credit and uncertainty, hence resulting in a significant drop in international stock exchange markets and a world economic deceleration started to be surface. In spite of the actions taken by main countries, the future development of international markets is uncertain, directly affecting the listed price of financial assets, particularly shares, bonds and investment funds.

As regards Argentina, markets showed steep drops in the listed prices of government and private securities, as well as a hike in interest rates, country risk premium and foreign exchange rates.

The Company’s Management is in the process of monitoring and constantly evaluating the effects derived from the previously mentioned situations on the Company itself as well as its subsidiaries aiming at adopting in real time those required actions to cushion the effects of the global juncture.

As regards the listed price of issued shares, the Company’s Management states that such price has also been affected, understanding that such drop does not respond to the its equity situation or the Company’s course of business being an immediate consequence of the process the domestic and international markets are going through.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the nine-month period beginning on July 1, 2008 and ended March 31, 2009 compared with the year ended June 30, 2008

(Expressed in thousands of Argentine Pesos)

Schedule A

Items	Value as of beginning of year	Increases	Decreases			Value as of end of the period	Depreciation						Net carrying value as of 03.31.09	Net carrying value as of 06.30.08
							Accumulated as of beginning of year	Rate %		Decreases	For the period/fiscal year	Accumulated as of end of the period
				Transfers							Amount
Properties:
Shopping centers:
- Abasto	254,666	226	—		602	255,494	79,941	(	*)	—	7,295	87,236	168,258	174,725
- Alto Avellaneda	194,506	548	—		65	195,119	98,600	(	*)	—	9,593	108,193	86,926	95,906
- Paseo Alcorta	107,890	289	(273)		21,667	129,573	51,883	(	*)	(12)	3,814	55,685	73,888	56,007
- Patio Bullrich	162,800	398	—		3,884	167,082	64,737	(	*)	—	5,708	70,445	96,637	98,063
- Alto Noa	43,389	36	—		32	43,457	18,350	(	*)	—	1,557	19,907	23,550	25,039
- Alto Rosario	91,627	420	—		29	92,076	8,480	(	*)	—	2,106	10,586	81,490	83,147
Other properties	9,770	7,142	—		3,883	20,795	1,352	(	*)	—	375	1,727	19,068	8,418
Leasehold improvements	4,714	264	—		1,558	6,536	4,101	(	*)	—	606	4,707	1,829	613
Facilities	15,061	1,101	—		1,667	17,829	4,490	10		—	1,243	5,733	12,096	10,571
Furniture, fixtures and equipment	14,420	1,499	(4)		788	16,703	8,329	10		(4)	1,148	9,473	7,230	6,091
Vehicles	206	—	—		—	206	181	33		—	19	200	6	25
Computer equipment	14,775	950	—		226	15,951	13,607	33		—	814	14,421	1,530	1,168
Software	6,834	644	—		586	8,064	5,645	20		—	828	6,473	1,591	1,189
Suppliers advances (2)	35,198	4,441	—		(13,067)	26,572	—	—		—	—	—	26,572	35,198
Work in progress:
- Rosario	—	22	—		19	41	—	—		—	—	—	41	—
- Patio Bullrich	3,228	837	—		(3,358)	707	—	—		—	—	—	707	3,228
- Alcorta	16,138	110	—		(16,243)	5	—	—		—	—	—	5	16,138
- Abasto	424	396	(5)		(462)	353	—	—		—	—	—	353	424
- Avellaneda	365	235	—		21	621	—	—		—	—	—	621	365
- Alto Noa	—	34	—		—	34	—	—		—	—	—	34	—
- Office property	2,333	1,329	—		(1,897)	1,765	—	—		—	—	—	1,765	2,333

Total as of 03.31.09	978,344	20,921	(282)		—	998,983	359,696	—		(16)	(1) 35,106	394,786	604,197	—

Total as of 06.30.08	922,373	106,549	(706)	(3)	(49,872)	978,344	319,525	—		—	40,171	359,696	—	618,648

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.

(1)	The allocation for the year-end depreciation charges in the statements of income is included in Schedule H, except for Ps. 417 which are recovered of lessees.

(2)	Includes Ps. 25,660 for advance payment for the partial acquisition of Soleil Factory (Note 19).

(3)	Includes Ps. 16,923 related to advances for purchase of plot of land located at Beruti 3571 (Note 24) and Ps 32,949 related to Patio Olmos, transferred to non-current investments. (Note 13)

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the nine-month period beginning on July 1, 2008 and ended March 31, 2009 compared with the year ended June 30, 2008

(Expressed in thousands of Argentine Pesos)

Schedule B

	Original values		Amortizations				Net as of 03.31.09	Net as of 06.30.08
	Value as of beginning of year	Value as of end of the period	Accumulated as of beginning of year	Rate %	For the period/fiscal year	Accumulated as of end of the period
					Amount
Trademarks	495	495	432	10	31	463	32	63
Pre-operating expenses
- Rosario	4,332	4,332	4,332	33,33	—	4,332	—	—

Total as of 03.31.09	4,827	4,827	4,764	—	(1) 31	4,795	32	—

Total as of 06.30.08	4,827	4,827	4,233	—	531	4,764	—	63

(1)	The amortization charge is disclosed in Schedule H.

ALTO PALERMO S.A. (APSA)

Equity investments

Unaudited Balance Sheets as of March 31, 2009 and June 30, 2008

(Expressed in thousands of Argentine Pesos)

Schedule C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 03.31.2009	Value recorded as of 06.30.2008	Issuer’s information
					Last financial statement issued						Interest in common stock %
					Main Activity	Legal Address	Date	Common stock	Income (loss) for the period	Shareholders’ equity
Non-current Investments
Mendoza Plaza Shopping S.A.-Equity value (4)	1		—	89,583	Real estate investments	Av. Lateral Norte Acceso Este 3280 – Villa Nueva Guaymallén	—	—	—	—	—
Mendoza Plaza Shopping S.A.- Goodwill		28,844,027	(3,987)	(4,147)
Mendoza Plaza Shopping S.A.-Higher investment value			5,632	5,826		Mendoza
Tarshop S.A. – Equity value	1	114,447,219	5,885	23,436	Credit card	Suipacha 664 – 7º Floor – C.A.B.A.	03.31.09	28,496	(81,821)	112,473	93.439
Tarshop S.A. – Irrevocable contributions			105,000	—
Tarshop S.A. – Goodwill			8,150	—
Emprendimiento Recoleta S.A. – Equity value	1	13,499,990	17,726	16,342	Building, maintenance, operation and exploitation under a regime of use of assets of a section of Recoleta Cultural Center	Moreno 877 – 21° Floor – C.A.B.A.	03.31.09	25,054	2,578	33,018	53.684
Emprendimiento Recoleta S.A. – Goodwill			(355)	(411)
Shopping Neuquén S.A.—Equity Value.			5,535	5,685	Development of Undertakings	Rivadavia 86 3° Floor Of.9 - Neuquén	03.31.09
Shopping Neuquén S.A.—Higher investment value	1	2,081,706	7,008	7,008				6,375	(152)	7,262	98.144
Shopping Neuquén S.A.—Irrevocable contributions			1,620	1,245
Shopping Alto Palermo S.A.– Equity Value.	1	165,829,123	234,555	190,095	Real estate Investments and developments	Moreno 877 - 22º Floor - C.A.B.A.	03.31.09	232,313	24,362	244,516	99.9999
Fibesa S.A.—Equity Value.	0.00000001	990,900	5,353	6,626	Agent	Moreno 877 - 23º Floor - C.A.B.A.	03.31.09	0.01	4,588	5,353	99.99
Fibesa S.A.—Goodwill			2,909	4,449
Empalme S.A.I.C.F.A. y G.- Equity Value (2) (4)	1		—	34,073	Shopping Center exploitation	José A. De Goyechea 2851 – Altos de San Martín - Córdoba	—	—	—	—	—
Empalme S.A.I.C.F.A. y G. – Goodwill		7,860,300	(8,781)	(9,233)
Empalme S.A.I.C.F.A. y G. – Higher investment value			14,350	15,088
Panamerican Mall S.A. – Equity Value	1	185,854,653	227,029	231,731	Real estate Investments and developments	Moreno 877 – 21° Floor – C.A.B.A.	03.31.09	353,139	(5,877)	464,608	80
Panamerican Mall S.A. – Irrevocable contributions			144,657	—
Panamerican Mall S.A. – Higher investment value (3)			94,056	29,483
Conil S.A. – Equity Value	1	6,000	254	262	Real estate investments	Lavalle 1290 . 7° Floor of. 701 – C.A.B.A.	03.31.09	12	(17)	507	50
Comercializadora Los Altos S.A. (1)	1	1,517,158	1,931	2,037	Management of business on our own and third-parties real estate and other assets, and activities and services related to the electronic commerce (1)	Moreno 877 – 21° Floor – C.A.B.A.	03.31.09	1,686	2,204	8,677	90

Total			868,527	649,178

(1)	On January 6, 2007, the shareholders of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) decided to extend the activities and services related to e-commerce carried out until such date, adding business management on real and personal property.

(2)	See Note 7.c).

(3)	As of March 31, 2009 and June 30, 2008 includes Ps. 82,074 and Ps. 17,501 corresponding to financial costs, respectively.

(4)	As from January 1, 2009, Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A.y G. merged into Shopping Alto Palermo S.A. See Note 13 to the unaudited consolidated financial statements.

ALTO PALERMO S.A. (APSA)

Other Investments

Unaudited Balance Sheets as of March 31, 2009 and June 30, 2008

(Expressed in thousands of Argentine Pesos)

Schedule D

Items	Value as of 03.31.09	Value as of 06.30.08
Current
Time deposit in local currency (*)	4,646	94,287
Bonds- PRE 2009	6,351	15,199
Bonds- PRO 2012	2,256	6,179
Mutual Funds in local currency (*)	—	19,289
Mutual Funds in foreign currency (1) (Schedule G)	9,910	94
Time deposit in foreign currency (*) (Schedule G)	—	33,831

Total current	23,163	168,879

Non-Current
Land reserve:
- Caballito Plot of land (3)	36,741	36,696
- Beruti Plot of land (5)	52,122	52,030
- Torres Rosario Plot of land	14,527	17,093
- Air Space Coto (4)	13,188	13,143
- Patio Olmos (6)	32,949	32,944
Other real estate	3,200	2,785
Other Investments	795	—
Advances for purchase of shares (2) (Schedule G)	2,208	1,791

Total non-current	155,730	156,482

Total	178,893	325,361

(*)	Considered cash and cash equivalents in the Statement of Cash Flow.

(1)	As of March 31, 2009 not considered as cash equivalents in the Statement of Cash Flow. As of June 30, 2008 includes Ps. 67 not considered as cash equivalents in the Statement of Cash Flow.

(2)	See Note 17.

(3)	See Note 7.b).

(4)	See Note 25.

(5)	See Note 24.

(6)	See Note 13.

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the nine-month period beginning on July 1, 2008 and ended March 31, 2009 compared with the year ended June 30, 2008

(Expressed in thousands of Argentine Pesos)

Schedule E

Items	Balances as of beginning of year	Increases		Decreases/ reclassifications		Carrying value as of March 31, 2009	Carrying value as of June 30, 2008
Deducted from assets:
Allowance for doubtful accounts	22,178	(3)	3,535	(1)	(434)	25,279		22,178
Allowance for doubtful mortgage receivable	2,208		—		—	2,208		2,208
Impairment of inventory	82		—	(1)	(82)	—	(2)	82
Included in liabilities:
Provision for current contingencies	123		—	(1)	(123)	—		123
Provision for non-current contingencies	4,580	(3)	548	(4)	(2,039)	3,089		4,580

Total as of March 31, 2009	29,171		4,083		(2,678)	30,576		—

Total as of June 30, 2008	29,086		2,583		(2,498)	—		29,171

(1)	Corresponds to the usage of the period.

(2)	Set forth in Note 3.d).

(3)	Set forth in Schedule H.

(4)	Includes Ps. 1 corresponding to recovery of provisions, set forth in Note 3.I and Ps. 2,038 corresponding to the decrease of the period.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and other

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Schedule F

	03.31.09		03.31.08
Cost of leases and services
Expenses (Schedule H)		44,975		39,859

Cost of leases and services		44,975		39,859

Cost of others
Inventory as of beginning of year		3,898		7,224
Purchases of the period		7,644		3,441
Transfers	(1)	5,411	(2)	(3,583)
Gain from recognition of inventories at net realizable value		—		185
Expenses (Schedule H)		290		187
Inventory as of end of the period (Note 3.d)		(11,323)		(3,890)

Cost of others		5,920		3,564

(1)	Corresponds to transfers from non-current investments.

(2)	Includes Ps. 705 related to transfers to non-current investments and Ps. 183 related to cost of goods for advertising events, which are disclosed as collective promotion fund receivable.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of March 31, 2009 and June 30, 2008

(Expressed in thousands of Argentine Pesos)

Schedule G

Items	Class	Amount of foreign currency (in thousands)	Prevailing exchange rate (1)	Total as of March 31, 2009	Total as of June 30, 2008
Assets
Current Assets
Cash and banks	USD	126	3.680	464	2,538
Cash and banks	Euros	331	4.874	1,616	1,543
Cash and banks	Pounds	1	5.265	3	3
Other investments	USD	2,693	3.680	9,910	33,925
Accounts receivable, net	USD	198	3.680	729	1,682
Other receivables and prepaid expenses, net	USD	1,074	3.680	3,951	1,440

Total Current Assets		4,423		16,673	41,131

Non-current Assets
Other investments	USD	600	3.680	2,208	1,791

Total Non-Current Assets		600		2,208	1,791

Total Assets as of March 31, 2009		5,023		18,881	—

Total Assets as of June 30, 2008		13,828		—	42,922

Liabilities
Current Liabilities
Trade accounts payable	USD	729	3.720	2,713	18,398
Trade accounts payable	Euros	—		—	22
Customers advances	USD	159	3.720	591	380
Short-term debt	USD	8,429	3.720	31,356	36,128
Provisions	USD	—		—	123

Total Current Liabilities		9,317		34,660	55,051

Non-Current Liabilities
Long-term debt	USD	162,228	3.720	603,487	518,296

Total Non-Current Liabilities		162,228		603,487	518,296

Total Liabilities as of March 31, 2009		171,545		638,147	—

Total Liabilities as of June 30, 2008		189,533		—	573,347

(1)	Exchange rates as of March 31, 2009 according to Banco Nación Argentina records.

ALTO PALERMO S.A (APSA)

Information required by Law N° 19.550, section 64, paragraph b)

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Schedule H

Items	Total as of March 31, 2009	Costs						Expenses		Total as of March 31, 2008
		Other	Cost of leases and services	Expenses	Collective Promotion Fund	Expenses recovery	Subtotal	Administrative	Selling
Depreciation and amortization	34,720	—	34,720	417	—	(417)	34,720	—	—	30,401
Taxes, rates, contributions and services	10,708	18	133	12,384	1,087	(13,471)	151	5,351	5,206	9,649
Fees for Directors	7,783	—	—	—	—	—	—	7,783	—	6,113
Parking	4,548	—	4,548	—	—	—	4,548	—	—	2,328
Fees and payments for services	5,303	268	—	3,001	30	(3,031)	268	5,035	—	4,699
Salaries, bonuses and social security contributions	4,312	—	—	26,299	3,238	(29,537)	—	4,061	251	4,932
Allowance for doubtful accounts	3,535	—	—	—	—	—	—	—	3,535	1,079
Common area maintenance expenses	3,353	—	3,353	360	—	(360)	3,353	—	—	4,418
Maintenance, repairs, cleaning and security contributions	1,661	4	1,579	17,610	153	(17,763)	1,583	78	—	1,615
Charge for contingencies	548	—	548	—	—	—	548	—	—	1,113
Personnel expenses	461	—	—	2,162	241	(2,403)	—	461	—	155
Rental	452	—	—	979	33	(1,012)	—	452	—	257
Bank charges	317	—	—	—	—	—	—	317	—	386
Training and events expenses	210	—	—	—	—	—	—	—	210	—
Insurance	179	—	—	640	15	(655)	—	179	—	155
Commissions	165	—	—	5	—	(5)	—	—	165	90
Regulatory Authority expenses	142	—	—	—	—	—	—	142	—	169
Damage, coasts and expenses	94	—	94	—	—	—	94	—	—
Freight and transportation	29	—	—	309	51	(360)	—	29	—	17
Advertising	27	—	—	54	31,151	(31,205)	—	—	27	32
Stationery	8	—	—	749	47	(796)	—	8	—	20
Indemnity	6	—	—	—	—	—	—	—	6	326
Other services	—	—	—	220	—	(220)	—	—	—	—
Expenses of training and managerial development	—	—	—	5	—	(5)	—	—	—	1,117
Others	720	—	—	(22)	134	(112)	—	—	720	367
Expenses recovery	—	—	—	(65,172)	(36,180)	101,352	—	—	—	—

Total as of March 31, 2009	79,281	290	44,975	—	—	—	45,265	23,896	10,120	—

Total as of March 31, 2008	—	187	39,859	—	—	—	40,046	20,572	8,820	69,438

ALTO PALERMO S.A (APSA)

Breakdown by maturity date of investments, receivables and liabilities

Balance Sheets as of March 31, 2009 and June 30, 2008

(Expressed in thousands of Argentine Pesos)

Schedule I

	03.31.09							06.30.08
	Investments (7)	Accounts receivable, net (1)	Other receivables (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Other liabilities (4) (8)	Investments	Accounts receivable, net	Other receivables	Trade accounts payable	Customer advances	Short-term and long-term debt	Other liabilities (4)
No fixed term	—	—	264	—	—	91	8,734	—	500	534	—	—	91	17,902

Past due	—	21,149	725	10,666	1,700	—	—	—	25,861	—	4,145	1,225	—	—

To mature
In three months	23,163	43,829	48,426	22,294	17,322	139,129	18,243	168,879	43,199	11,497	26,070	19,427	15,327	25,521
Between three and six months	—	8,107	5,596	—	8,256	(232)	21,316	—	9,673	6,608	4,282	8,248	10,283	30,438
Between six and nine months	—	3,517	8,496	—	8,256	19,651	9,292	—	5,806	12,103	—	8,248	10,481	2,339
Between nine and twelve months	—	1,369	718	—	8,256	16,322	5,193	—	2,459	3,189	—	8,248	(299)	932

Between one and two years	—	895	17,283	—	19,326	39,110	11,282	—	440	225	—	17,312	55,556	309
Between two and three years	—	196	108	—	8,649	39,232	1,612	—	171	109	—	9,355	43,360	333
Between three and four years	—	—	20	—	2,634	19,395	1,640	—	46	28	—	2,828	43,468	358
In greater than four years	—	—	78	—	6,501	601,434	11,428	—	128	86	—	9,132	519,727	610

Total to mature	23,163	57,913	80,725	22,294	79,200	874,041	80,006	168,879	61,922	33,845	30,352	82,798	697,903	60,840

Total with fixed term	23,163	79,062	81,450	32,960	80,900	874,041	80,006	168,879	87,783	33,845	34,497	84,023	697,903	60,840

Total	23,163	79,062	81,714	32,960	80,900	874,132	88,740	168,879	88,283	34,379	34,497	84,023	697,994	78,742

(1)	Does not accrue interest, except for Ps. 720 that accrue interest at a variable market rate.

(2)	Includes Ps. 757,494 that accrue interest at a fixed rate and Ps. 90,156 that accrue interest at a variable market rate.

(3)	Includes Ps. 23,410 that accrue interest at a variable rate.

(4)	Corresponds to salaries and social security payable, taxes payable, other liabilities and provisions.

(5)	Includes Ps. 3,472 that accrue interest at a variable rate.

(6)	Does not accrue interest.

(7)	Includes Ps. 4,646 that accrue interest at a fixed rate and Ps. 18,517 that accrue interest at a variable market rate.

(8)	Does not accrue interest, except for Ps. 51,070 that accrues interest at a fixed rate and Ps. 9,345 that accrue interest at a variable rate.

ALTO PALERMO S.A (APSA)

BUSINESS HIGHLIGHTS AS OF MARCH 31, 2009

(Expressed in thousands of Argentine Pesos)

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

Buenos Aires, May 12, 2009 – Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA) and alternatively, “the Company”, a leader in the Argentine real estate market, mainly engaged in the acquisition, development, holding and management of Shopping Centers in Argentina announces today the results for the nine-month period ended on March 31, 2009.

For the nine-month period ended March 31, 2009, the Company’s net result was a loss of Ps. 38.5 million, compared to an income of Ps. 69.4 million recorded in the same period of the previous year. This result is mainly explained by a Ps. 29.0 million income in the Shopping Center segment and a Ps. 69.4 million loss in the Consumer Financing Segment, as explained below under the caption “Consumer Financing Segment”.

Total revenues as of March 31, 2009, amounted to Ps. 468.3 million, and remain similar with respect to the total revenues recorded in the same period of the previous year. As concerns, the Shopping Center segment posted an increase of 12.3% in net revenues, whereas the Consumer Financing segment recorded a 17.4% decrease.

Gross profit for the period showed an 11.6% decrease, from Ps. 323.5 million to Ps. 285.9 million during the nine-month periods ended March 31, 2008 and 2009, respectively. This result is explained by a 12.3% increase in the gross profit of the Shopping Center segment, along with a 45.6% decrease in the gross profit of the Consumer Financing segment.

The consolidated operating result for the nine-month period ended March 31, 2009 registered an income of Ps. 26.9 million compared to an income of Ps. 148.6 million registered in the same period of the previous year. Shopping Center segment contributed to increase operating result with an income of Ps. 146.1 million; 5,3% higher than the same period of the previous year while Consumer Financing segment recorded a loss of Ps. 123.9 million compared to an income of Ps. 9.0 million recorded in the same period of the previous year. EBITDA[1] for the nine-month period totaled Ps. 93.4 million representing a 54.6% decrease compared to the EBITDA for the same period of the previous year. The Shopping Center segment has posted a 7.8% increase in terms of EBITDA.

Comments on transactions for the quarter

Due to the deterioration of international financial conditions over the last few months, the activity level in the Argentine economy has started to be adversely affected.

[1]

EBITDA represents the operating income plus depreciation and amortization charges. EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.

ALTO PALERMO S.A (APSA)

Regarding the performance of economic activity in Argentina, according to the most recently released official data available as of the date of this report and concerning the month of February 2009, the Monthly Estimate of Economic Activities (Estimador Mensual de la Actividad Económica, EMAE) shows a 2.1% growth compared to the same month of the previous fiscal year: this suggests that the Argentine economy has grown at a pace slower than in recent months.

When it comes to Public Finances, fiscal accounts, foreign trade current account balances and the reserves held by the Central Bank of Argentina (Banco Central de la República Argentina, BCRA), they have performed irregularly in recent months. Although at the end of calendar 2008 the Primary Result indicator had shown a 26.5% increase compared to the figure posted in calendar 2007, in the first quarter of 2009 this indicator dropped by 49% compared to the first quarter of 2008. The reason for such variation can be found in the deterioration of tax revenues because of the shrinkage in the level of activity and the decrease in the export values subject to withholdings. As regards the country’s external accounts, Argentina posted a USD 3,556 million trade surplus during the first quarter of calendar 2009, equivalent to a 12.5% increase compared to the same quarter in the previous fiscal year, thus reverting the trend shown in the last quarter of calendar 2008. As a consequence, BCRA maintains a strong position in terms of reserves and succeeded in accumulating as of March 31, 2009, a level of USD 46,509 million. It is thanks to these reserves that the Central Bank has the capability of dealing with the increased volatility in the capital inflows and outflows caused by the uncertainty prevailing in the financial markets.

As regards the various sectors of the economy, the main indicators show a certain slow-down in the pace of growth of activities. One of the sectors that suffered the most has been the auto industry, slumping by 42.5% in the number of cars in first quarter of year 2009 as compared to the same quarter in the previous year, when for the 2008 calendar year such figures had increased by 9.6%. As concerns the construction industry, according to the data shown by the Indicator of Construction Activities (Indicador Sintético de la Actividad de la Construcción, ISAC) prepared by the National Institute of Statistics and Censuses (Instituto Nacional de Estadísticas y Censos, INDEC), its activities have dropped by 2.7% for the period January-March 2009 compared to the same period of the previous fiscal year, whereas in calendar 2008 such indicator has grown by 5%. As regards retail sales, sales in supermarkets and shopping centers have grown by 21.9% and 1.6% respectively in the first quarter of the calendar year compared to the same quarter of the previous fiscal year whereas during calendar 2008 these sales grew by 34.6% and by 22%.

During the nine-month period ended March 31, 2009, sales of our lessees reached Ps. 3.033,7 million. In nominal terms, these sales are 13.2% higher than those of the same period of the previous year.

ALTO PALERMO S.A (APSA)

The business success of our lessees allows us to maintain occupancy of shopping centers at 98.93%.

The performance shown by this rate reflects the prime quality of our portfolio of shopping centers.

ALTO PALERMO S.A (APSA)

DOT BAIRES. This is one of the Company’s most important projects, and it includes the construction of a shopping center, a hypermarket, a cinema complex and an office building in the neighborhood of Saavedra, City of Buenos Aires. Our aspiration is that Dot Baires should become synonym with a meeting point, the “gateway” to the City of Buenos Aires. Dot Baires will be the largest shopping center in the City of Buenos Aires in terms of square meters. The project will have 13,193 square meters for a hypermaket and 37,890 square meters of leaseable area, including a 8,849 square meter anchor store.

We are presently working on the launch of Dot Baires, scheduled for May 13.

Coto Residencial Project. On September 24, 1997 we acquired, by granting a title deed, the right to receive functional units of garage parking slots and the rights to build above the building located on the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. On July 31, 2008, a condition barter commitment was executed by which we would transfer CYRSA S.A. 112 garage parking slots and the rights to increase the height of the property to build two towers building on the previously mentioned property, upon compliance with certain conditions. In consideration, CYRSA would give the Company an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will total not less than the amount of four thousand and fifty three with fifty proprietary square meters to be built. In order for the barter to be effective, certain essential provisions should be complied with by COTO. Possession of the property will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which the Company notify CYRSA the compliance of the conditions precedent. The total amount of the transaction between CYRSA and the Company amounts to USD 5.9 million.

Plot of land Beruti. Prior to previous fiscal year-end, Alto Palermo S.A. acquired a plot of land located at Berutti 3351/9, in the Palermo neighborhood, City of Buenos Aires. The plot of land has an area of 3,207 m2 and was acquired for USD 17.8 million. The important of this acquisition relies in the plot’s strategic location, which is very close to our main shopping center, Shopping Alto Palermo. We are currently evaluating the various options to make use of this plot of land.

Consumer Financing segment - Tarshop S.A. subsidiary

In recent months, and as a result of the international financial context, we faced the need to review economic prospects in general and to revise the company’s business prospects in particular: several decisions were made, all aimed at strengthening the business in the face of the prevailing economic situation.

To face the growing volatility in the international financial scenario and to provide Tarshop S.A. with a suitable capital base taking into account the current market conditions, in September 2008 APSA decided to take part in Tarshop S.A.’s capital increase for up to Ps.60 million, and increased its equity stake in Tarshop S.A. from 80% to 93.4%. The structure costs associated to points of sales were downsized through a 17% cutback, the reduction of 13 points of sales and the leased centralized area by 10% of the total.

ALTO PALERMO S.A (APSA)

In line with the commercial actions, various other measures have been implemented, including:

(i) Redesign of the distribution channel structure.

(ii) Changes in cash lending plans and merchant financing.

(iii) Renegotiation of conditions with merchants.

(iv) Streamlining of lending and collection policies.

(v) Revision of provisioning policies, aimed at establishing an even stricter criterion than the one suggested by the Central Bank.

During the second quarter of fiscal year 2009, Tarshop received financial assistance for an amount of Ps. 105 million, subsequently accepted as irrevocable contribution, for the purpose of strengthening its equity position, improving its financial position and repositioning Tarshop S.A., given the complex situation prevailing in the financial trust market in which part of its activity is engaged and its extremely low capitalization relative to its competitors.

Considering the situation described in the preceding paragraphs, the loan portfolio, including coupons securitized as of March 31, 2009 amounted to Ps. 643.8 million, that is, 29.3% smaller than the Ps. 910.7 million portfolio held as of March 31, 2008.

In addition, as regards collections, the 90-day delinquency rate as of March 31, 2009 amounted to 9.2%.

Below is the development of the volume of sales and default in receivables 90 days past due.

Thus, net revenues went from Ps. 212.7 million during the nine-month period ended March 31, 2008, to Ps. 175.7 million in the same period of the current fiscal year undergoing a 17.4% decrease. Gross income stood at Ps. 75.9 million and operating loss amounted to Ps. 123.9 million, representing a decrease as regards income of Ps. 9.0 million obtained over the nine- month period ended March 31, 2008. Net income for the nine-month period ended March 31, 2009, posted a Ps. 69.4 million loss.

ALTO PALERMO S.A (APSA)

Net loss for the three-month period ended March 2009 amounted to Ps. 11.8 million. Thus, there is a reduction in loss as compared the preceding quarters due to the measures taken and a better capitalization combined with a relative stabilization in local financial markets, a drop in uncollectibility charges and a decrease in operating expenses.

However, we will continue to work in improving Tarshop S.A.’s performance and in readying it to face the conditions currently prevailing in the market.

Financial Debt

As of March 31, 2009, the Company’s financial debt basically comprises the following:

Debts in USD:

Type of indebtedness	Outstanding principal amount(1)	Interest rate	Maturity
Unsecured Convertible Notes	47.2	10%	July 2014
Series I Notes(2)	120.0	7.875%	May 2017

(1)	Expresed in thousands of USD. Excludes accrued interests as of March 31, 2009.

(2)	Without considering the Series I Notes acquired, which as of March 31, 2009 amounted to face value USD 5.0 million.

Debts in Argentine Pesos:

Type of indebtedness(1)	Outstanding principal amount(2)	Interest rate	Maturity
Series II Notes (3)	154.0	11%	June 2012
Short-term debt(4)	114.5	Variable	Less than 180 days

(1)	Excludes Tarjeta Shopping’s banks debt for Ps. 40.4 (in million of Argentine Pesos).

(2)	Expresed in million of Argentine Pesos. Excludes accrued interests as of March 31, 2009.

(3)	Without considering the Series II Notes acquired, which as of March 31, 2009 amounted to face value USD 4.8 million.

(4)	Excludes interests.

As regards Series I and II Notes, the respective issuances constitute Series No. 1 and No. 2 under the Global Program for the Issuance of Notes for a face value of up to USD 200 million authorized by CNV Resolution No. 15,614 of April 19, 2007.

During the nine-month period ended March 31, 2009, IRSA purchased Series I Notes for a face value of USD 27.9 million. Likewise Cresud purchased Series I Notes for USD 5.0 million.

ALTO PALERMO S.A (APSA)

Prospects for the next quarter

The deceleration of the economy is a fact and begins to impact on the retail income level and our shopping centers are no stranger to such reality.

However, the attraction of our various establishments is unique to our tenants, which ensured their endorsement to the new project we are to launch in the current month: almost the totality of the leasable area of Dot Baires (shopping center on Av. Gral. Paz and the Panamerican Highway) has already been rented. We believe that due to its location and commercial proposal, Dot Baires will add value to our portfolio.

Another important component of our commercial strategy for maintaining the attractiveness of our shopping centers consists in launching marketing campaigns to attract customers and nationally and internationally recognized tenants. Therefore, we will continue to promote tenant diversification and to promote the participation of top brands in our shopping centers so as to offer our consumers the best products in the market. In this way, brands such as Salvatore Ferragamo, North Face and Starbucks have recently joined our proposal.

As concerns our Consumer Finance business, we will continue to take actions on those areas that call for an improvement in this segment’s operating and financial performance, taking measures aimed at stabilizing the business in light of the present economic scenario.

ALTO PALERMO S.A (APSA)

Consolidated Financial Highlights

For the nine-month periods ended March 31, 2009 and 2008

(In thousands of Argentine Pesos)

	March 31, 2009	March 31, 2008	Change	Change
EBITDA (1)	93,382	205,856	(112,474)	(54.6%)
EBITDA per share	1.19	2.63	(1.44)	(54.8%)
EBITDA per share - fully diluted	0.37	0.90	(0.53)	(58.9%)
Financial debt (2)	857,069	752,321	104,748	13.9%
Outstanding shares (Par value 1.-)	78,206,421	78,206,421	—	—
Number of shares - fully diluted	253,894,335	227,824,516	26,069,819	11.4%
Share price (Par value 1.-)	0.00450	0.01200	(0.00750)	(62.5%)
Market capitalization	351,929	938,477	(586,548)	(62.5%)
Market capitalization - fully diluted	1,142,525	2,733,894	(1,591,369)	(58.2%)
Enterprise value (3)	1,049,913	1,305,616	(255,703)	(19.6%)
Enterprise value - fully diluted	1,664,821	2,951,415	(1,286,594)	(43.6%)
Financial debt / Enterprise value	0.82	0.58	0.24	41.4%
Funds From Operations (4)	30,074	125,766	(95,692)	(76.1%)
Funds From Operations per share	0.38	1.61	(1.23)	(76.4%)

Net income for the period	(38,452)	69,392	(107,844)	(155.4%)

(1)	Represents operating result plus depreciations and amortizations. EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.

(2)	Financial debt (net of accrued interest) plus the debts of the companies under Law No. 19,550, section 33, less checking account overdrafts.

(3)	Outstanding shares as quoted at the end of each period plus financial indebtedness, less cash and banks and short-term investments.

(4)	Funds from Operations calculated as income for the period before other income and expenses, amortizations and depreciations.

2.	Consolidated Shareholders’ equity structure as compared with the same period of the three previous years.

	03.31.09	03.31.08	03.31.07	03.31.06
Current assets	443,641	605,660	317,331	213,619
Non-current assets	1,858,525	1,545,762	1,334,865	1,092,657

Total	2,302,166	2,151,422	1,652,196	1,306,276

Current liabilities	585,151	419,190	504,809	242,145
Non-current liabilities	857,638	807,440	262,872	239,423

Subtotal	1,442,789	1,226,630	767,681	481,568

Minority interest	109,911	87,214	71,397	30,151
Shareholders’ equity	749,466	837,578	813,117	794,557

Total	2,302,166	2,151,422	1,652,195	1,306,276

ALTO PALERMO S.A (APSA)

3.	Consolidated income structure as compared with the same period of the three previous years.

	03.31.09	03.31.08	03.31.07	03.31.06
Operating income	26,896	148,556	125,991	105,693
Net loss on equity investments	—	(14)	(679)	(490)
Amortization of goodwill	(799)	(1,805)	(3,513)	(3,569)
Financial results, net	(91,800)	(15,052)	(12,554)	(21,325)
Other (expense) income, net	322	3,979	(1,611)	(1,122)
Income tax	14,526	(64,062)	(48,955)	(42,435)
Minority interest	12,403	(2,210)	(5,414)	(4,202)

Net (loss) income	(38,452)	69,392	53,265	32,550

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

ALTO PALERMO S.A (APSA)

5.	Key ratios as compared with the same period of the three previous years.

	03.31.09	03.31.08	03.31.07	03.31.06
Liquidity
Current assets	443,641	605,660	317,331	213,619

Current liabilities	585,151	419,190	504,809	242,145
Ratio	0.76	1.44	0.63	0.88
Indebtedness
Total liabilities	1,442,789	1,226,630	767,681	481,568

Shareholders’ equity	749,466	837,578	813,117	794,557
Ratio	1.93	1.46	0.94	0.61
Solvency
Shareholders’ equity	749,466	837,578	813,117	794,557

Total liabilities	1,442,789	1,226,630	767,681	481,568
Ratio	0.52	0.68	1.06	1.65
Non-Current Assets to total Assets
Non-current assets	1,858,525	1,545,762	1,334,865	1,092,657

Total assets	2,302,166	2,151,422	1,652,196	1,306,276
Ratio	0.81	0.72	0.81	0.84
Profitability
Net (loss) income for the period	(38,452)	69,392	53,265	32,550

Average shareholders’ equity	818,037	796,047	783,346	776,508
Ratio	(0.047)	0.087	0.068	0.042

6.	Brief comment on the future perspectives for the upcoming period.

See item 1.

ALTO PALERMO S.A (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2009

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous periods, or that could affect those to be filed in future periods.

None.

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	03.31.09	12.31.08	09.30.08	06.30.08	Total
Accounts receivable, net	917	1,101	655	18,476	21,149

Other receivables and prepaid expenses, net	317	304	103	1	725

b)	Past due payable:

	03.31.09	12.31.08	09.30.08	06.30.08	Total
Trade accounts payable	7,351	1,384	237	1,694	10,666

Customer advances	—	1,194	—	506	1,700

c)	Receivables and liabilities with no fixed term:

03.31.09
Other receivables and prepaid expenses, net	264
Short-term and long-term debt	91
Taxes payable	5,633
Other liabilities	12
Provisions	3,089

ALTO PALERMO S.A (APSA)

3.	(Continued)

d)	Current receivables to mature:

	06.30.09	09.30.09	12.31.09	03.31.10	Total
Accounts receivable, net	43,829	8,107	3,517	1,369	56,822

Other receivables and prepaid expenses, net	48,426	5,596	8,496	718	63,236

e)	Non-current receivables to mature:

	03.31.11	03.31.12	03.31.13	03.31.14	Total
Accounts receivable, net	895	196	—	—	1,091

Other receivables and prepaid expenses, net	17,283	108	20	78	17,489

f)	Current liabilities to mature:

	06.30.09	09.30.09	12.31.09	03.31.10	Total
Trade accounts payable	22,294	—	—	—	22,294

Customer advances	17,322	8,256	8,256	8,256	42,090

Short-term debt	139,129	(232)	19,651	16,322	174,870

Salaries and social security payable	2,349	4,156	—	936	7,441

Taxes payable	13,475	17,030	9,162	4,126	43,793

Other liabilities	2,419	130	130	131	2,810

g)	Non-current liabilities to mature:

	03.31.11	03.31.12	03.31.13	03.31.14	Total
Customer advances	19,326	8,649	2,634	6,501	37,110

Long-term debt	39,110	39,232	19,395	601,434	699,171

Taxes payable	1,344	1,507	1,640	11,428	15,919

Other liabilities	9,938	105	—	—	10,043

ALTO PALERMO S.A (APSA)

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

		Ps.
Current
Local currency	(1)	77,242
Foreign currency	(1)	729
Non-current
Local currency	(1)	1,091

(1)	Does not accrue interest, except for Ps. 720 that accrue interest at a variable market rate.

b)	Other receivables and prepaid expenses, net:

Current
Local currency	(1)	63,387
Foreign currency	(1)	838
Non-current
Local currency	(1)	17,489

(1)	Does not accrue interest, except for Ps. 23,410 that accrue interest at a variable rate.

c)	Trade accounts payable:

Current
Local currency	(1)	30,247
Foreign currency	(1)	2,713

(1)	Does not accrue interest.

d)	Customer advances:

Current
Local currency	(1)	43,199
Foreign currency	(1)	591
Non-current
Local currency	(1)	37,110

(1)	Does not accrue interest, except for Ps. 3,472 that accrue interest at a variable market rate.

4.	(Continued)

e)	Short-term and long-term debt:

		Ps.
Current
Local currency	(1)	143,605
Foreign currency	(1)	31,356
Non-current
Local currency	(1)	95,684
Foreign currency	(1)	603,487

(1)	Includes Ps. 757,494 that accrue interest at a fixed rate and Ps. 90,156 that accrue interest at a variable market rate.

f)	Salaries and social security payable:

Current
Local currency	(1)	7,441

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	43,793
Non-Current
Local currency	(1)	21,552

(1)	Does not accrue interest, except for Ps. 51,070 that accrue interest at a fixed rate.

h)	Other liabilities:

Current
Local currency	(1)	2,810
Non-current
Local currency	(1)	10,055

(1)	Does not accrue interest, except for Ps. 9,345 that accrue interest at a variable market rate.

4.	(Continued)

i)	Provisions

Ps.
Non-Current
Local currency	(1)	3,089

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Schedule C to the unaudited basic financial statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.6 to the unaudited basic financial statements.

8.	Current values.

See Notes 2.5 and 2.6 to the unaudited basic financial statements.

9.	Appraisal revaluation of assets.

See Note 2.7 to the unaudited basic financial statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts	Accounting values	Risk covered
Abasto Shopping	438,509	168,258	Fire, full risk and dismissed profit
Paseo Alcorta Shopping	221,481	73,888	Fire, full risk and dismissed profit
Alto Avellaneda Shopping	218,518	86,926	Fire, full risk and dismissed profit
Patio Bullrich Shopping	121,061	96,637	Fire, full risk and dismissed profit
Alto Noa Shopping	96,556	23,550	Fire, full risk and dismissed profit
Alto Rosario Shopping	206,603	81,490	Full risk, construction and assembly,
Unique policy	15,000		Civil responsibility

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 11 to unaudited basic financial statements.

Autonomous City of Buenos Aires, May 12, 2009.

Alejandro G. Elsztain Executive Vice-President acting as President

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at March 31, 2009 and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2009 and 2008 and the complementary notes 1 to 28 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the nine-month periods ended March 31, 2009 and 2008, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2008 and 2007, on which we issued our unqualified report on September 8, 2008, we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) at March 31, 2009 and 2008 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them;

Limited Review Report (Continued)

b)	The comparative information at June 30, 2008 included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements as of that date.

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at March 31, 2009, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records and to the calculations performed by the Company amounted to Ps. 972,507, which was not claimable at that date.

Autonomous City of Buenos Aires, May 12, 2009.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179	C.P.C.E.C.A.B.A. Tº 1 Fº 30 Dr. Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: May 19, 2009.